Exhibit 2.1

MERGER AGREEMENT

by and among

II-VI INCORPORATED,

MONARCH ACQUISITION CO.,

M CUBED TECHNOLOGIES, INC.

and

MMMT REPRESENTATIVE, LLC

as

the Stockholder Representative

i

5.08	Confidentiality	33

5.09	Consents and Approvals	34

5.10	Notice of Certain Matters	34

5.11	Takeover Laws	34

5.12	Acquisition Proposals	34

5.13	Tax Matters	35

5.14	Tail Insurance	38

5.15	Indebtedness	38

5.16	Stockholder Representative	39

5.17	Closing Cash Balance	41

5.18	Trade Secrets [Intentionally omitted]	41

5.19	Bonus Plans	41

5.20	Transfer Act Compliance	41

5.21	Employment Matters	41

ARTICLE VI CONDITIONS PRECEDENT		42

6.01	Conditions to Each Party’s Obligation to Effect the Merger	42

6.02	Conditions Precedent to the Obligations of Parent	43

6.03	Conditions Precedent to the Obligations of Seller	45

ARTICLE VII TERMINATION		46

7.01	Termination of this Merger Agreement	46

7.02	Consequences of Termination and Abandonment	47

ARTICLE VIII SURVIVAL; INDEMNIFICATION		48

8.01	Survival	48

8.02	Indemnification by the Stockholders	48

8.03	Indemnification by Parent	49

8.04	Dispute Resolution	50

8.05	Notice of Claims	50

8.06	Escrow; Other Limitations	51

8.07	Net Losses; Mitigation	52

8.08	Other Indemnification Provisions	52

ARTICLE IX MISCELLANEOUS		53

9.01	Further Assurances	53

9.02	Expenses	53

9.03	Notices	53

ii

9.04	Binding Effect	54

9.05	Integration; No Third-Party Beneficiaries	54

9.06	Severability	54

9.07	Waiver; Amendment	55

9.08	Governing Law	55

9.09	Counterparts	55

9.10	Arbitration	55

9.11	Nature of Stockholder Covenants, Representations and Warranties	57

9.12	Representation of Stockholders of the Seller and Stockholder Representative	57

iii

MERGER AGREEMENT

THIS MERGER AGREEMENT (the “Merger Agreement”) is made and entered into as of November 1, 2012, by and among II-VI INCORPORATED, a Pennsylvania corporation (“Parent”), MONARCH ACQUISITION CO., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), M CUBED TECHNOLOGIES, INC., a Delaware corporation (“Seller”), and MMMT REPRESENTATIVE, LLC, a Delaware limited liability company, as the Stockholder Representative named herein.

WITNESSETH:

WHEREAS, Parent is interested in acquiring the Business of Seller;

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and Seller have determined that it would be in the best interests of their respective organizations and stockholders for Seller and Merger Sub to be merged in accordance with this Merger Agreement, whereby the Seller is the surviving corporation and the stockholders and optionholders of Seller will receive cash in exchange for their shares of Seller Capital Stock and options to purchase shares of Seller Common Stock, respectively, as further set forth in this Merger Agreement (the “Merger”); and

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and Seller have approved the proposed Merger upon the terms and conditions set forth in this Merger Agreement.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants, conditions and actions hereinafter set forth, the Parties hereto, each intending to be legally bound hereby, agree as follows:

ARTICLE I

DEFINITIONS

1.01 Definitions. Capitalized terms included in this Merger Agreement shall have the meanings set forth on Schedule 1.01, unless the context clearly requires otherwise.

1.02 Accounting Terms. For all purposes of this Merger Agreement, unless the context clearly requires otherwise, any accounting term not specifically defined in this Merger Agreement shall have the meaning given to it in accordance with GAAP.

1.03 Interpretation. When a reference is made in this Merger Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Merger Agreement unless otherwise indicated. The table of contents and headings contained in this Merger Agreement are for reference purposes only and are not part of this Merger Agreement. Whenever the words “include,” “includes” or “including” are used in this Merger Agreement, they shall be deemed to be followed by the words “without limitation.” No rule of construction against the draftsperson shall be applied in connection with the interpretation or enforcement of this Merger Agreement. Whenever this Merger Agreement shall require a Party to take an action, such requirement shall be deemed to constitute an undertaking by such Party to cause its Subsidiaries to take appropriate action in connection therewith. Any reference to “$”, “USD” or “dollars” means United States dollars.

ARTICLE II

THE MERGER; CONSIDERATION; ADJUSTMENTS

2.01 Merger. Subject to the terms and conditions of this Merger Agreement, at the Effective Time, Merger Sub shall merge with and into Seller in accordance with the provisions and procedures set forth herein, with Seller being the Surviving Corporation, and the separate existence of Merger Sub shall cease. The Merger shall have the effects set forth in this Merger Agreement and in the applicable provisions of the DGCL.

2.02 Merger Consideration. The aggregate consideration payable pursuant to the Merger shall be Seventy One Million Three Hundred Fifty Thousand and No/100 United States Dollars ($71,350,000) as adjusted pursuant to Sections 2.11(c), 5.16(c) and Article VIII (the “Merger Consideration”).

(a) Immediately prior to the Effective Time, Seller shall cause any and all of Seller’s cash on hand, other than the $5,700,000 in the Special Cash Account, to be used to partially fund the Debt Payoff. All of Seller’s cash on hand remaining subsequent to the payment of the portion of the Debt Payoff (including the $5,700,000 in the Special Cash Account) shall remain in Seller’s bank account(s) and shall be property of the Surviving Corporation upon the consummation of the Merger. Immediately prior to the Effective Time, Seller shall provide Parent evidence that the balance on the Special Cash Account is $5,700,000 by way of an online bank transaction printout.

(b) At least three (3) Business Days before the Closing, Seller shall provide to Parent a statement (the “Interim Statement of Working Capital”) setting forth Working Capital (as defined in Section 2.11 below) as of the close of business on the most recently practicable date prior to the date of such delivery (but giving effect on a pro forma basis to payments made substantially simultaneously with the Closing) (the “Interim Closing Working Capital”), prepared in the same manner as which the Closing Working Capital will be determined pursuant to Section 2.11 below. The determination of the Interim Closing Working Capital will be subject to the consent of Parent, such consent not to be unreasonably withheld (and the parties agree to use their best commercial efforts to come to an agreement on the determination of the Interim Closing Working Capital). The “Interim Working Capital Adjustment” shall be equal to the amount by which the Interim Closing Working Capital exceeds or is less than the Reference Working Capital, with such difference being added to the $71,350,000 set forth in Section 2.02(c) below if the Interim Working Capital exceeds the Reference Working Capital and being subtracted from said $71,350,000 set forth in Section 2.02.(c) below if the Interim Working Capital is less than the Reference Working Capital; provided, however, that (i) if the Interim Closing Working Capital exceeds the Reference Working Capital by more than $2,500,000, the Interim Working Capital Adjustment shall be equal to $2,500,000.

(c) Immediately prior to the Effective Time, Parent shall pay to the Paying Agent the amount of Seventy One Million Three Hundred Fifty Thousand and No/100 United

States Dollars ($71,350,000), plus or minus the Interim Working Capital Adjustment. Promptly after the Effective Time, Parent and the Surviving Corporation shall cause said Seventy One Million Three Hundred Fifty Thousand and No/100 United States Dollars ($71,350,000), plus or minus the Interim Working Capital Adjustment (such sum, the “Initial Merger Consideration”) to be paid as follows:

(1) the Seller’s Transaction Expenses, a list of which amounts shall be provided to Parent at least five (5) Business Days before the Closing, shall be paid to the provider of the applicable services;

(2) the amount of all outstanding indebtedness, including interest, fees, commitment fees, and premiums, if any, with respect to Seller’s Debt Arrangements shall be paid to the relevant lenders of such indebtedness, including accrued interest in connection with the Sub-Debt (the “Debt Payoff”), with the amount of the Debt Payoff taking into account the payment towards the Debt Payoff made pursuant to Section 2.02(a) above;

(3) an amount equal to the sum payable to the employees under (i) the Salary Continuation Agreements or any other agreement requiring a payment as a result of the transactions to be consummated under this Merger Agreement (the “Change of Control Payments”), (ii) any severance agreements or arrangements (the “Severance Payments”), and (iii) the Bonus Plans (the “Bonus Payments”) (including, without limitation, the amount of any employer or payroll related taxes payable by the Seller as a result of the Change of Control Payments, Severance Payments and Bonus Payments (the “Employer Taxes”)), shall be paid to the Surviving Corporation and Parent and the Surviving Corporation shall cause the Surviving Corporation’s payroll agent to make the Change of Control Payments, Severance Payments and Bonus Payments to the recipients thereof as soon as practicable upon the Surviving Corporation’s receipt of the payment described in this Section 2.02(c)(3);

(4) the amount of Three Million Five Hundred Thousand and No/100 United States Dollars ($3,500,000.00) (the “Escrow Amount”), plus the amount of any positive Interim Working Capital Adjustment, shall be paid to the Escrow Agent to be held in accordance with Section 8.06 of this Merger Agreement;

(5) the amount of Three Hundred Thousand and No/100 United States Dollars ($300,000) (the “Representative Fund”) shall be paid to the Stockholder Representative in accordance with Section 5.16(c) of this Merger Agreement;

(6) the amount of One Million Four Hundred Seventeen Thousand Five Hundred Dollars ($1,417,500) (the “First Analysis Preference”) shall be paid to the First Analysis Parties pursuant to the terms of the Allocation Agreement; and

(7) the Merger Consideration less the (i) Seller’s Transaction Expenses, (ii) Debt Payoff, (iii) Change of Control Payments, (iv) Severance Payments, (v) Bonus Payments, (vi) Employer Taxes, (vii) Escrow Amount, (viii) Representative Fund and (ix) the First Analysis Preference (the “Net Initial Merger Consideration”) shall be paid as set forth in Section 2.03(a), Section 2.05 and Section 2.12.

The amounts set forth above in this Section 2.02(c) shall be paid utilizing a Paying Agent (as defined below) in accordance with the agreement entered into by certain of the Parties with such Paying Agent.

To avoid double-counting, the amount of any Seller’s Transaction Expenses, Debt Payoff, Change of Control Payments, Severance Payments, Bonus Payments, Employer Taxes and the First Analysis Preference which is paid (i) prior to the Closing, or (ii) is paid as part of the Closing using cash on hand of the Seller in excess of $5,700,000 prior to the Effective Time (including (but not limited to) any Debt Payoff pursuant to Section 2.02(a) above), shall not be deducted in calculating the Net Initial Merger Consideration.

(d) The Post-Closing Adjustment Amount, if any, and the Cash Post-Closing Adjustment Amount, if any, shall be paid by the Surviving Corporation in accordance with the terms of Section 2.11(c) (and Parent shall cause the same to be paid by the Surviving Corporation), the Remaining Representative Fund shall be paid in accordance with Section 5.16(c) of this Merger Agreement and the Escrow Amount shall be distributed in accordance with the terms and conditions of the Escrow Agreement.

2.03 Conversion of Shares. Subject to the terms and conditions of this Merger Agreement including, Sections 2.05, 2.07, 2.11 and Article VIII, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Seller or any Stockholder of the Seller:

(a) each share of Seller Capital Stock issued and outstanding immediately prior to the Effective Time (other than treasury shares and Dissenting Shares, if any) shall become and be converted into the right to receive, in the following order of priority to the extent the Net Initial Merger Consideration, Post-Closing Adjustment Amount, Remaining Representative Fund and Escrow Amount are payable pursuant to the terms of this Merger Agreement (the “Available Distributable Amount”), payable at the time set forth in Section 2.02 above, an amount of cash, without interest, determined as follows (the applicable amount with respect to each class of Seller Capital Stock being referred to as the “Per Share Amount”):

(1) first, each share of Class A Preferred Stock, $0.0001 par value per share, of the Seller (the “Class A Preferred Stock”), issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive an amount in cash equal to $3.50 per share (the “Class A Liquidation Preference”); provided, however, that the Class A Liquidation Preference shall not exceed in the aggregate the amount of $16,650,786.25; then

(2) second, each share of Class B Preferred Stock, $0.0001 par value per share, of the Seller (the “Class B Preferred Stock”), issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive an amount in cash equal to $2.50 per share (the “Class B Liquidation Preference”); provided, however, that the Class B Liquidation Preference shall not exceed in the aggregate the amount of $13,871,087.50; then

(3) third, each share of Class C Preferred Stock, $0.0001 par value per share, of the Seller (the “Class C Preferred Stock”), issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive in cash a prorated portion of the aggregate amount of $15,470,200, plus any dividends that are accrued and unpaid on such shares of Class C Preferred Stock pursuant to Section (a)(E.)(b)(i) of Article Fourth of the Seller’s Certificate of Incorporation (the “Class C Liquidation Preference”); then

(4) fourth, (i) on a pro rata basis, each share of Seller Common Stock issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive an amount in cash equal to the Per Share Common Stock Non-Preference Consideration, (ii) on a pro rata basis, in addition to the amount set forth in Section 2.03(a)(1) above, each share of Class A Preferred Stock issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive an amount in cash equal to the Per Share Class A Non-Preference Consideration, and (iii) on a pro rata basis, in addition to the amount set forth in Section 2.03(a)(2) above, each share of Class B Preferred Stock issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive an amount in cash equal to the Per Share Class B Non-Preference Consideration.

Notwithstanding the foregoing, if any portion of the Merger Consideration available for distribution among the holders of a class of the Seller Capital Stock shall be insufficient to make payment in full to the holders of such class pursuant to the above provisions of this Section 2.03(a), then the entire amount available for distribution among the class shall be distributed ratably among the holders of such class in proportion to the full respective distributive amount to which they are entitled pursuant to this Section 2.03(a). For purposes of this paragraph, holders of Seller Stock Options entitled to payment pursuant to Section 2.12(c) below shall be paid the amounts to which they are so entitled ratably with the holders of the Seller Common Stock provided, however, that the amount, payable to any particular holder of Seller Stock Options shall not be so ratably paid until subsequent to distributions that would be sufficient to pay the amount described in clause (i)(B) of Section 2.12(b) below.

The “Class A Non-Preference Consideration” shall mean thirty percent (30%) of the Non-Preference Consideration.

The “Class B Non-Preference Consideration” shall mean twenty-eight percent (28%) of the Non-Preference Consideration.

The “Common Stock Non-Preference Consideration” shall mean forty-two percent (42%) of the Non-Preference Consideration.

The “Non-Preference Consideration” shall mean an amount equal to the Available Distributable Amount, plus $866.55, minus the sum of (i) the aggregate Class A Liquidation Preference, (ii) the aggregate Class B Liquidation Preference, (iii) the aggregate Class C Liquidation Preference, and (iv) all accrued dividends payable to the holders of Class C Preferred Stock.

The “Per Share Class A Non-Preference Consideration” shall mean the Class A Non-Preference Consideration divided by the number of shares of Class A Preferred Stock outstanding at the Effective Time.

The “Per Share Class B Non-Preference Consideration” shall mean the Class B Non-Preference Consideration divided by the number of shares of Class B Preferred Stock outstanding at the Effective Time.

The “Per Share Common Stock Non-Preference Consideration” shall mean the Common Stock Non-Preference Consideration divided by the sum of (i) the number of shares of Common Stock outstanding at the Effective Time, plus (ii) the number of Seller Stock Options for which payment is to be made pursuant to Section 2.12.

(b) Each share of Seller Capital Stock held by the Seller immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

(c) Each share of the common stock, no par value, of Merger Sub (the “Merger Sub Common Stock”) outstanding immediately prior to the Effective Time shall be converted into, and exchanged for, one newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such shares of common stock of the Surviving Corporation.

2.04 Rights as Stockholders; Stock Transfers. At the Effective Time, holders of Seller Capital Stock shall cease to be, and shall have no rights as, stockholders of Seller, other than the right to receive (a) any dividend or other distribution with respect to such Seller Capital Stock with a record date occurring prior to the Effective Time and (b) the applicable Per Share Amount in accordance with the provisions hereof. From and after the Effective Time, there shall be no transfers on the stock transfer books of Seller or the Surviving Corporation of shares of Seller Capital Stock.

2.05 Exchange Procedures.

(a) As soon as reasonably practicable after the Closing Date, the Seller shall mail, or cause a paying agent mutually acceptable to the Parties (the “Paying Agent”) to mail, to each holder of Seller Capital Stock a letter of transmittal in the form set forth as Exhibit A hereto (the “Letter of Transmittal”) which shall contain, among other things, (i) instructions for effecting the surrender of the certificates representing outstanding shares of Seller Capital Stock held by such holder as of immediately prior to the Effective Time (each, a “Certificate”), (ii) instructions for the payment of the applicable Per Share Amount, and (iii) a Substitute Form W-9. On the later to occur of (A) the Effective Time or (B) proper surrender of a Certificate for cancellation, together with delivery of the Letter of Transmittal, properly completed and duly executed, and such other documents as may reasonably be required by the Parent, the Escrow Agent or the Paying Agent, the holder of such Certificate will be entitled to receive in exchange therefor, the applicable Per Share Amount for each share of Seller Capital Stock held by such holder as of immediately prior to the Effective Time (provided, however, that any portion of the Per Share Amount relating to the Post-Closing Adjustment Amount, the Representative Fund or the Escrow Amount shall be paid at the time set forth in Section 2.02(c) of this Merger Agreement), and the Certificate so surrendered will be cancelled. If any holder of

Seller Capital Stock is unable to surrender any of such holder’s Certificates because such Certificates have been lost, mutilated or destroyed, such holder may deliver in lieu thereof an affidavit and indemnification in form and substance reasonably satisfactory to the Parent and the Seller’s Representative. Until so surrendered and exchanged, each Certificate shall be deemed to represent the right to receive for each share of Seller Capital Stock the applicable Per Share Amount (subject to the terms of this Merger Agreement) without interest thereon, upon surrender of the Certificate.

(b) Notwithstanding the foregoing, neither Parent, Merger Sub or the Surviving Corporation shall be liable to any former holder of Seller Capital Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(c) The fees, if any, of the Paying Agent shall be paid 50% by Parent and 50% by Seller.

2.06 Withholding Rights. Parent or the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Merger Agreement to any holder of shares of Seller Capital Stock such amounts as Parent or the Surviving Corporation is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent or Surviving Corporation, such withheld amounts shall be treated for all purposes of this Merger Agreement as having been paid to the holder of the shares of Seller Capital Stock in respect of which such deduction and withholding was made by Parent or the Surviving Corporation.

2.07 Dissenting Shares. Notwithstanding anything in this Merger Agreement to the contrary, shares of Seller Capital Stock which are issued and outstanding immediately prior to the Effective Time and which are Dissenting Shares shall not be converted into or be exchangeable for the right to receive the applicable Per Share Amount in accordance with this Article II unless and until the holder thereof shall fail to perfect his or her appraisal rights or shall have effectively withdrawn or lost such rights under the DGCL, as the case may be. If such holder shall have failed to perfect his appraisal rights or shall have effectively withdrawn or lost such rights, each of his or her shares of Seller Capital Stock shall thereupon be deemed to have been converted into, as of the Effective Time, the right to receive the applicable Per Share Amount in accordance with the terms and conditions of this Article II. Shares of Seller Capital Stock with respect to which a holder has made a proper demand in accordance with and otherwise in compliance with Section 262 of the DGCL shall not be converted into the applicable Per Share Amount provided for in Section 2.03 of this Merger Agreement, but rather shall be converted into a right to receive the fair value of such shares under and determined in accordance with Section 262 of the DGCL (but only after the fair value shall have been agreed upon or finally determined pursuant to such provisions).

2.08 Articles of Incorporation; Bylaws. At the Effective Time, the certificate of incorporation and bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of incorporation and bylaws of the Surviving Corporation, except that

Article I of the certificate of incorporation will be amended to read “The name of the corporation is M Cubed Technologies, Inc.”

2.09 Directors and Officers. The directors and principal officers of Merger Sub immediately prior to the Effective Time shall be the directors and principal officers of the Surviving Corporation from and after the Effective Time. The board of directors of the Surviving Corporation may, from time to time, appoint such other officers as permitted by the bylaws of the Surviving Corporation.

2.10 Closing. The closing of the transactions contemplated hereby (“Closing”) shall take place at the offices of Sherrard, German & Kelly, P.C. located in Pittsburgh, Pennsylvania, or such other place agreed upon by Parent and Seller, on November 1, 2012, or such other date as mutually agreed upon by Parent and Seller (the “Closing Date”).

2.11 Post-Closing Adjustment.

(a) The Statement. Within forty-five (45) days after the Closing Date, Parent shall prepare and deliver to the Stockholder Representative (i) a statement (the “Statement of Working Capital”), setting forth Working Capital (as defined in Section 2.11(d) below) as of the close of business on the day before the Closing (but giving effect to payments made substantially simultaneously with the Closing) (the “Closing Working Capital”) prepared in accordance with GAAP consistently applied and in a manner consistent with the methodologies and policies used in the preparation of the Reference Statement attached as Schedule 2.11(a), and (ii) a statement (the “Cash Statement”) of Seller’s cash, on hand at the Effective Time, after giving effect to any payments made pursuant to Section 2.02(a) (the “Closing Cash”), with said amount to be determined in accordance with GAAP consistently applied and in a manner consistent with the methodologies and policies used in the preparation of the aforesaid Reference Statement. After the Closing Date, at Parent’s request, the Stockholder Representative shall provide any information reasonably requested by Parent for the purpose of aiding Parent in its preparation of the Statement of Working Capital and the Cash Statement.

(b) Objections; Resolutions of Disputes.

(1) Unless the Stockholder Representative notifies Parent in writing within thirty (30) days after its receipt of the Statement of Working Capital and the Cash Statement of any objection to any component of the computation of the Closing Working Capital and/or the Cash Statement set forth therein (the “Notice of Objection”), such computation shall be final and binding. During such 30-day period, the Stockholder Representative shall be permitted to have reasonable access to the books and records of the Surviving Corporation and the working papers of Parent relating to the Statement of Working Capital and the Cash Statement, and upon reasonable prior notice, shall be entitled to discuss such books and records and work papers with Parent and those persons responsible for preparation thereof. Any Notice of Objection shall specify in reasonable detail the basis for the objections set forth therein.

(2) If the Stockholder Representative provides the Notice of Objection to Parent within such 30-day period, Parent and the Stockholder Representative shall, during the 15-day period following Parent’s receipt of the Notice of Objection, attempt in good faith to resolve the Stockholder Representative’s objections. During the 15-day period following Parent’s receipt of the Notice of Objection, the Parent and its representatives shall be permitted to review the working papers of the Stockholder Representative relating to the Notice of Objection and the basis therefor. If Parent and the Stockholder Representative are unable to resolve all such objections within such 15-day period, the matters remaining in dispute shall be submitted to an nationally recognized public accounting firm (“Independent Expert”) mutually agreed upon by Parent and the Stockholder Representative. If Parent and the Stockholder Representative are unable to so agree on the accounting firm to serve as the Independent Expert within 10 days after the end of such 15-day period or the firm so selected declines to act, then Parent and the Stockholder Representative shall each select an internationally recognized public accounting firm and such firms shall jointly select a third internationally recognized public accounting firm to resolve the disputed matters which firm shall become the Independent Expert. Parent and the Stockholder Representative shall instruct the Independent Expert to render its reasoned written decision as promptly as practicable but in no event later than thirty (30) days after its selection. In preparing its report, the Independent Expert shall not assign a value to any disputed amount other than the those submitted by the Stockholder Representative or the Parent. The resolution of disputed items, including the final determination as to the Closing Working Capital and the Closing Cash, by the Independent Expert shall be final and binding, and the determination of the Independent Expert shall constitute an arbitral award that is final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction thereover. The fees and expenses of the Independent Expert shall be borne entirely by the party whose assertions regarding the disputed amounts in the aggregate differ by the greatest amount from the final determination of such items by the Independent Expert. After final determination of the Closing Working Capital and the Closing Cash, no party shall have any further right to make any claims against the other Parties in respect of any Post-Closing adjustment described in this Section 2.11.

(c) Adjustment Payments. The aggregate Merger Consideration shall be increased by the amount by which the Closing Working Capital exceeds $5,831,535 (the “Reference Working Capital”), and the aggregate Merger Consideration shall be decreased by the amount by which the Closing Working Capital is less than the Reference Working Capital (the amount of any such increase or decrease being hereinafter called the “Post-Closing Adjustment Amount”), in each case without giving effect to the Interim Working Capital Adjustment; provided, however, that a Post-Closing Adjustment Amount which increases the aggregate Merger Consideration shall not exceed Two Million Five Hundred Thousand and No/100 United States Dollars ($2,500,000). Within ten (10) Business Days after the Closing Working Capital has been finally determined in accordance with Section 2.11(b):

(1) if the Closing Working Capital is greater than the Interim Closing Working Capital, then Parent and Surviving Corporation shall pay such difference (x) first, to the Escrow Agent, but only to the extent that such payment, combined with any payment made to the Escrow Agent in excess of $3,500,000 in connection with the Closing, does not exceed $1,000,000, and (y) then, any remaining amount to the Paying Agent for immediate distribution to the Stockholders and holders of Seller Stock Options of the Seller (with, in either such case, any amount in excess of $4,500,000 paid to the Escrow Agent at the Closing being paid by the Escrow Agent to the Paying Agent for immediate distribution to the Stockholders and holders of Seller Stock Options of the Seller); provided, however, that in the event that the Closing

Working Capital exceeds the Reference Working Capital by more than $2,500,000, no payment shall be made by Parent that, when added to the absolute value of the Interim Working Capital Adjustment made by Parent, exceeds $2,500,000, or if the Interim Working Capital Adjustment was in favor of Parent, no payment shall be made by Parent hereunder that exceeds the sum of $2,500,000 and the absolute value of the Interim Working Capital Adjustment;

(2) if the Closing Working Capital is equal to the Interim Closing Working Capital, no further payment shall be made pursuant to this Section 2.11(c) and any payments made to the Escrow Agent in connection with the Closing in excess of $4,500,000 shall be paid by the Escrow Agent to the Paying Agent for distribution to the Stockholders and the holders of Seller Stock Options of the Seller; and

(3) if the Closing Working Capital is less than the Interim Closing Working Capital, then such difference shall be paid to Parent by the Escrow Agent from the Escrow Account and any amounts paid to the Escrow Agent in connection with the Closing in excess of $4,500,000, less any amounts paid by the Escrow Agent pursuant to this Section 2.11(c)(3), shall be paid by the Escrow Agent to the Paying Agent for distribution to the Stockholders and holders of Seller Stock Options of the Seller (it being agreed and understood that (i) if the amount paid to the Escrow Agent in connection with the Closing, less any amounts paid to the Parent pursuant to this Section 2.11(c)(3), is less than $4,500,000, then no amount shall be paid by the Escrow Agent to the Paying Agent for distribution to the Stockholders of the Seller and holders of Seller Stock Options pursuant to this Section 2.11(c)(3), and (ii) if the amount of the Interim Closing Working Capital exceeded the Reference Amount by more than $2,500,000, then Parent shall only be entitled to receive the difference obtained by subtracting from (x) the amount by which the Interim Closing Working Capital exceeded the Closing Working Capital, minus (y) the amount over $2,500,000 by which the Interim Closing Working Capital exceeded the Reference Amount).

The aggregate Merger Consideration shall also be increased by the amount by which the Seller’s cash at the Effective Time exceeds $5,700,000, and the aggregate Merger Consideration shall be decreased by the amount by which the Seller’s cash at the Effective Time is less than $5,700,000 (the amount of any such increase or decrease being hereinafter called the “Post-Closing Cash Adjustment Amount”). Within ten (10) Business Days after the Closing Cash has been finally determined in accordance with Section 2.11(b), the Post-Closing Cash Adjustment Amount shall be paid to Parent from the Escrow Account, if the Seller’s cash at the Effective Time was less than $5,700,000, or paid by Parent by wire transfer of immediately available funds to the Paying Agent for distribution to the Stockholders and holders of Seller Stock Options of the Seller if Seller’s cash at the Effective Time was greater than $5,700,000.

(d) Working Capital. The term “Working Capital” means Total Current Assets, excluding cash, minus Total Current Liabilities. The terms “Total Current Assets” and “Total Current Liabilities” mean the consolidated total current assets, excluding cash, and total current liabilities, other than the current portion of long-term debt and accrued interest on any debt, respectively, of Seller (which current liabilities shall include any Seller Transaction Expenses payable pursuant to Section 2.02(a) or Section 2.02(c)(1) above which did not, for whatever reason, get credited against the Merger Consideration in determining the Initial Merger Consideration pursuant to said sections but shall exclude any amounts that were in fact paid out of the Merger Consideration), calculated in the same way, using the same accounting principles, practices, methodologies and policies, as the line items comprising total current assets and total current liabilities, respectively, on the Reference Statement (except as provided on Schedule 2.11(a)); provided, however, that Total Current Assets and Total Current Liabilities shall be adjusted to the extent necessary so as to exclude any purchase accounting adjustments to the accounting books and records for financial reporting purposes which may be recorded by Seller as a result of the transactions contemplated by this Merger Agreement. For the avoidance of doubt, deductions, losses, credits or other Tax benefits (other than prepayments of Taxes) shall be excluded from the determination of Total Current Assets; provided, however, that any such Tax benefits shall be included in the computation of net taxable income or gain for purposes of determining Total Current Liabilities. For purposes of the preparation of the Reference Statement and determination of Closing Working Capital, components of Total Current Assets and Total Current Liabilities that are denominated in currencies other than U.S. dollars shall be translated into U.S. dollars using the exchange rates for the applicable currencies as of the Closing Date.

2.12 Seller Stock Plans.

(a) Immediately prior to the Closing Date, the Seller shall take such action as shall be required:

(i) to cause each outstanding and unexercised Seller Stock Option granted under any stock option plans or other equity-related plans of the Seller (the “Seller Stock Plans”), whether or not then vested or exercisable, to become fully vested and exercisable and, at the Effective Time, each such Seller Stock Option not theretofore exercised shall be cancelled;

(ii) to cause, pursuant to the Seller Stock Plans, each outstanding Seller Stock Option to be surrendered to the Seller at or subsequent to the Effective Time, and each such surrendered Seller Stock Option shall represent as of the Effective Time solely the right to receive, in accordance with this Section 2.12, a cash payment in the amount of the Option Consideration (as defined below), if any, with respect to such Seller Stock Option, including with respect to any portion of such Seller Stock Option that is then unvested, and to no longer represent the right to purchase Seller Common Stock or any other equity security of the Seller, the Parent, the Surviving Corporation or any other Person or any other consideration; and

(iii) to terminate as of or prior to the Effective Time, all Seller Stock Plans and any and all agreements relating to such plans or awards thereunder.

(b) Each holder of a Seller Stock Option shall receive from the Surviving Corporation (through its payroll provider), in respect and in consideration of each Seller Stock Option so cancelled, at the time set forth in Section 2.12(c), an amount (net of applicable taxes) equal to the product of (i) the excess, if any, of the sum of (A) the Per Share Common Stock Non-Preference Consideration, less (B) the exercise price per share of Seller Common Stock subject to such Seller Stock Option, and (ii) the total number of shares of Seller Common Stock subject to such Seller Stock Option, without any interest thereon (the “Option Consideration”). In the event that the exercise price of any Seller Stock Option is equal to or greater than the Per Share Common Stock Non-Preference Consideration, such Seller Stock Option shall be cancelled and have no further force or effect and the holder of such Seller Stock Option shall not be entitled to receive any Option Consideration.

(c) As soon as practicable subsequent to the Closing Date, the Seller shall mail to each Person who is a holder of Seller Stock Options a letter in the form attached as Exhibit B (the “Option Holder Letter of Transmittal”) describing the treatment of and payment for such Seller Stock Options pursuant to this Section 2.12, and providing instructions for obtaining payment for such Seller Stock Options following the Effective Time, which shall contain, among other things, any required tax certifications. On the later to occur of (A) the Effective Time or (B) receipt of an Option Holder Letter of Transmittal, properly completed and duly executed, and such other documents as may reasonably be required by the Parent, the Escrow Agent or the Paying Agent, the holder of such Seller Stock Option will be entitled to receive in exchange therefor, the Option Consideration as and when the Per Share Common Stock Non-Preference Consideration is paid to the holders of Seller Common Stock (provided, however, that any portion of the Per Share Amount relating to the Post-Closing Adjustment Amount, the Representative Fund or the Escrow Amount shall not be paid prior to the time set forth in Section 2.02(c) of this Merger Agreement).

ARTICLE III

FORBEARANCES

3.01 Forbearances of Seller. From the date hereof until the earlier of the termination of this Merger Agreement or the Effective Time, except as expressly contemplated by this Merger Agreement or the Schedules or as set forth on Schedule 3.01, without the prior written consent of Parent, Seller will not do any of the following:

(a) Ordinary Course. Conduct the Business of Seller other than in the ordinary and usual course consistent with past practices or, to the extent consistent therewith, fail to use reasonable best efforts to preserve intact its business organizations and assets and maintain its material rights, franchises and existing relations with customers, suppliers, employees and business associates.

(b) Capital Stock. Other than pursuant to and in accordance with the Rights disclosed on Schedule 4.01(b)-2 and outstanding on the date hereof, (1) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of Seller Capital Stock or any Rights, (2) permit any additional shares of Seller Capital Stock to become subject to new grants of employee or director stock options, other Rights or similar equity-based employee rights, (3) repurchase, redeem or otherwise acquire, directly or indirectly, any shares of Seller Capital Stock, (4) effect any recapitalization, reclassification, stock split or like change in capitalization or (5) enter into, or take any action to cause any holders of Seller Capital Stock to enter into, any Contract relating to the right of holders of Seller Capital Stock to vote any shares of Seller Capital Stock, or cooperate in any formation of any voting trust relating to such shares.

(c) Dividends; Etc. (i) Declare or make any distribution on any shares of, its capital stock or (ii) split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock other than the transactions contemplated under Section 2.12 of this Merger Agreement.

(d) Compensation; Employment Contracts; Etc. Enter into, amend, or modify any material employment, consulting, severance or similar Contracts with any directors, officers, employees of, or independent contractors with respect to Seller, grant any salary, wage or other increase or increase any employee benefit (including incentive or bonus payments) or take any action that would entitle any employee to receive severance pay prior to the Effective Time, except (1) for normal increases in salary, wages or benefits to individual employees in the ordinary course of business consistent with past practice, or (2) to satisfy Contracts existing on the date hereof and disclosed on Schedule 4.01(p).

(e) Benefit Plans. Except as otherwise required in this Merger Agreement, enter into, establish, adopt, amend, modify or terminate any Seller Plan, including taking any action that accelerates the vesting or exercisability of or the payment or distribution with respect to, stock options, restricted stock or other compensation or benefits payable thereunder, except, in each such case, (1) as may be required by applicable Law or by any Governmental Authority, (2) to satisfy the terms of the Seller Plans, or (3) enter into agreements with new hires in the ordinary course of business.

(f) Dispositions. (i) Mortgage, lease, lien or otherwise encumber any portion of its assets, business or properties or (ii) except in the ordinary course of business consistent with past practice, sell, transfer, or otherwise dispose of or discontinue any portion of its assets, Business or properties.

(g) Governing Documents. Amend Seller’s certificate of incorporation or bylaws (or similar governing document).

(h) Acquisitions. Except (1) pursuant to Contracts existing on the date hereof and disclosed on Schedule 4.01(p), (2) for short-term investments for cash management purposes, (3) pursuant to bona fide hedging transactions, (4) otherwise in satisfaction of debts previously contracted in good faith, or (5) inventory, in each case in the ordinary course of business consistent with past practice, Seller will not acquire any assets or properties of another Person in any one transaction or a series of related transactions.

(i) Accounting Methods. Implement or adopt any change in the accounting principles, practices or methods used by Seller, other than as may be required by GAAP, as concurred with by Seller’s independent auditors.

(j) Contracts. (1) Except as otherwise required in this Merger Agreement, and except in the ordinary course of business consistent with past practice, enter into or terminate any Material Contract or amend or modify in any material respect any of its existing Material Contracts or (2) intentionally do anything or intentionally fail to do anything which will cause a breach or a default under any Material Contract to which it is a party or by which it may be bound.

(k) Claims. Settle any Litigation, except for any Litigation involving solely money damages in an amount, individually or in the aggregate, that is not material to Seller.

(l) Indebtedness. Other than in the ordinary course of business consistent with past practice, (1) incur any indebtedness for borrowed money, (2) assume, guarantee,

endorse or otherwise as an accommodation become responsible for the obligations of any other Person or (3) cancel, release, assign or modify any material amount of indebtedness of any other Person.

(m) Related Transactions. Enter into or modify any transactions or arrangement with employees, officers, directors, stockholders, or Affiliates of Seller, except such transactions or arrangements directly related to services as an officer, director or employee.

(n) Adverse Actions. Knowingly take any action that is intended or is reasonably likely to result in (A) any of its representations and warranties set forth in this Merger Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (B) any of the conditions to the Merger set forth in Article VI not being satisfied or (C) a material breach of any provision of this Merger Agreement; except, in each case, as may be required by applicable Law or by any Governmental Authority.

(o) Taxes. (1) Make, change or revoke any Tax election except as required by applicable Law, or make any agreement or settlement with any taxing authority or (2) fail to pay any material Tax or any other material liability or charge when due, other than charges contested in good faith by appropriate proceedings.

(p) Capital Expenditures. Make any capital expenditures in excess of $25,000 in the aggregate.

(q) Commitments. Agree or commit to do, or enter into any Contract regarding, anything that would be precluded by clauses (a) through (n) above without first obtaining Parent’s consent.

3.02 Forbearances of Parent and Merger Sub. From the date hereof until the earlier of the termination of this Merger Agreement or the Effective Time, except as expressly contemplated by this Merger Agreement or the Schedules, without the prior written consent of Seller, each of Parent and Merger Sub will not knowingly take any action that is intended or is reasonably likely to result in (A) any of its representations and warranties set forth in this Merger Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (B) any of the conditions to the Merger set forth in Article VI not being satisfied or (C) a material breach of any provision of this Merger Agreement; except, in each case, as may be required by applicable Law.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

4.01 Representations and Warranties of Seller. The Seller represents and warrants to Parent and Merger Sub as follows:

(a) Organization. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and is duly qualified to do business and is in good standing in all the jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect. Seller has delivered to Parent a true and correct copy of (i) its certificate of incorporation and bylaws, and (ii) except as disclosed on Schedule 4.01(a)(ii), all agreements evidencing the issued and outstanding Option Agreements, Seller Stock Plans, any agreement among or between stockholders, including the Stockholder Agreement, and all outstanding and unexercised Seller Warrants.

(b) Capitalization. As of the date of this Merger Agreement, the authorized capital stock of Seller consists solely of 86,650,000 shares, consisting of (i) 41,700,000 shares of common stock having $0.0001 par value per share, of which 14,142,006.61 shares are issued and outstanding and no shares are held in the treasury of Seller; and (ii) 44,950,000 shares of preferred stock having $0.0001 par value per share, of which 15,470,200 shares are issued and outstanding and no shares are held in the treasury of Seller. With respect to the Seller Preferred Stock, (i) 8,000,000 shares have been designated Class A Preferred Stock, 6,250,000 shares have been designated Class B Preferred Stock, and 15,470,200 shares have been designated Class C Preferred Stock; and (ii) as of the date of this Merger Agreement, no shares of the Class A Preferred Stock are issued and outstanding; no shares of the Class B Preferred Stock are issued and outstanding; and 15,470,200 shares of the Class C Preferred Stock are issued and outstanding. Upon conversion of the Sub-Debt, there will be 4,757,367.5 shares of Class A Preferred Stock issued and outstanding and 5,548,435 shares of Class B Preferred Stock issued and outstanding. All issued and outstanding shares of Seller Capital Stock have been duly authorized and are validly issued, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights) and are free from any restriction on transfer, except for any imposed pursuant to this Merger Agreement. Schedule 4.01(b)-1 contains a true and complete list of the holders of all issued and outstanding shares of Seller Capital Stock as of the date hereof, including each holder’s name, address, jurisdiction of incorporation, organization or residence, as applicable, the number of shares held by such Person and the class or series of such shares. Except as disclosed on Schedule 4.01(b)-2, (i) there are no shares of Seller Capital Stock authorized or reserved for issuance and there are no Rights of Seller that are issued or outstanding with respect to any of its capital stock, and (ii) Seller does not have any obligation, nor has Seller committed, to authorize, issue or sell any of its capital stock or Rights, except pursuant to this Merger Agreement. The number of shares of Seller Common Stock which are issuable and reserved for issuance upon exercise of Seller Stock Options or other Rights as of the date hereof and the exercise price of such Seller Stock Options and the exercise or conversion price of any such other Rights are disclosed on Schedule 4.01(b)-2. None of the shares of Seller Capital Stock, Seller Stock Options or Rights were issued in violation of the Securities Act of 1933, as amended, or any state securities laws.

(c) Subsidiaries. Seller does not have any Subsidiaries and does not have any interest in a partnership or joint venture of any kind owned beneficially, directly or indirectly by it.

(d) Corporate Power. Seller has the requisite corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets.

(e) Authority for Transactions.

(1) Seller has the requisite corporate power and authority, and has taken all corporate action necessary, in order (A) to authorize the execution and delivery of this Merger Agreement and (B) subject only to the Seller Stockholder Approval, to perform its obligations under this Merger Agreement and to consummate the Merger. This Merger Agreement is a valid and legally binding obligation of Seller, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium, reorganization and other laws affecting the enforceability of creditors’ rights generally and the discretion of courts in granting or denying equitable remedies.

(2) The affirmative vote of the holders of a majority of the outstanding shares of (i) Seller Common Stock, Class A Preferred Stock and Class B Preferred Stock (voting together as a single-class) is the only vote of holders of any of the Seller Capital Stock necessary to adopt this Agreement and thereby approve the Merger (the “Seller Stockholder Approval”).

(3) The Seller and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition or other similar anti-takeover provision under the laws of the State of Delaware (the “Takeover Laws”) which is or could become applicable as a result of the transactions contemplated by this Merger Agreement.

(f) Consents or Approvals; No Defaults. Except as set forth on Schedule 4.01(f):

(1) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any other Person are required to be made or obtained by Seller in connection with the execution, delivery or performance by Seller of this Merger Agreement, or to consummate the Merger and the other transactions contemplated hereby, except for the filing of the Delaware Certificate of Merger and pursuant to the Transfer Act.

(2) The execution, delivery and performance of this Merger Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien on the Seller Capital Stock or assets of the Seller (other than Permitted Liens), any acceleration of remedies or any right of termination under, any Law or other governmental restrictions to which the Seller, the Seller Capital Stock or the assets of the Seller is subject, or any Material Contract, to which Seller is subject or bound or (B) constitute a breach or violation of, or a default under, the Seller’s certificate of incorporation or bylaws.

(g) Financial Statements; Undisclosed Liabilities. Except as set forth on Schedule 4.01(g):

(1) True and complete copies of Seller’s audited consolidated financial statements for the fiscal years ended December 31, 2009, December 31, 2010 and December 31, 2011, including the Reference Statement, have been previously provided to Parent (the “Financial Statements”). Each of the balance sheets contained in the Financial Statements (including the related notes and schedules thereto) fairly presents, in all material respects, the financial position of Seller as of the date of such balance sheet, and each of the statements of operations and changes in stockholders’ investment and cash flows or equivalent statements in such Financial Statements (including any related notes and schedules thereto) fairly presents, in all material respects, the results of operations, changes in stockholders’ investment and changes in cash flows, as the case may be, of Seller for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved.

(2) Seller has no liabilities of the type required to be reflected as liabilities on a balance sheet prepared in accordance with GAAP except (1) as reflected or reserved in the Financial Statements referred to in Section 4.01(g)(1) above, (2) for commitments and obligations made, or liabilities incurred, in the ordinary course of business since December 31, 2011, or (3) commitments and obligations pursuant to this Merger Agreement.

(h) Absence of Certain Events. Except as set forth on Schedule 4.01(h), since December 31, 2011, Seller has in all material respects conducted the Business in the ordinary and usual course consistent with past practice and there has not been:

(1) A Material Adverse Effect.

(2) Any material damage, destruction or casualty loss with respect to property owned or leased by Seller (whether or not covered by insurance) which affected or could affect the business or financial condition or results of the Business.

(3) Any change in the certificate of incorporation or bylaws of Seller or any declaration or payment of dividends or other distributions with respect to the Seller Capital Stock or redemption or repurchase of any such shares, other than with respect to the transactions contemplated by this Merger Agreement.

(4) Any change in accounting policies or practices by Seller (unless required by GAAP).

(5) Any capital expenditures in excess of $100,000 in the aggregate by Seller.

(6) Any creation or incurrence of any Lien (other than Permitted Liens) on any of the assets of Seller.

(7) Except in the ordinary course of business (i) any payment or increase by Seller of any bonuses, salaries or other compensation to any stockholder, director, officer or employee, or (ii) entry into any employment, severance, or similar agreement or arrangement with any director, officer or employee.

(8) Any sale (other than sales of inventory in the ordinary course of business), lease, or other disposition of any asset or property of Seller for which the aggregate proceeds thereof or payments thereof exceed $100,000, or the sale, license or other disposition of any of Seller’s Proprietary Rights.

(9) Any incurrence by Seller of any indebtedness for borrowed money, or any assumption, guarantee, endorsement or otherwise by Seller of any material obligations of any other Person, other than drawings under Seller’s existing line of credit, if any, in the ordinary course of business consistent with past practice.

(10) Any transactions or arrangements entered into by Seller, including modifications to existing transactions and arrangements, with employees, officers, directors, stockholders or Affiliates of Seller (other than those directly related to services as an officer, director or employee).

(11) Any commitment or agreement to do any of the foregoing.

(i) Taxes. Except as set forth on Schedule 4.01(i), (1) All returns, declarations, reports, estimates, information returns and statements required to be filed on or before the Effective Time under federal, state, local or any foreign Tax Laws (“Tax Returns”) with respect to Seller, have been or will be timely filed (including pursuant to any applicable extension), or requests for extensions have been timely filed and have not expired; (2) all Tax Returns filed by or on behalf of Seller are true and correct and complete; (3) all Taxes shown to be due and payable (without regard to whether such Taxes have been assessed) on such Tax Returns (or, with respect to Tax Returns for which an extension has been timely filed, will be required to be shown as due and payable when such Tax Returns are filed) have been paid or adequate reserves have been established for the payment of such Taxes; (4) no other Taxes are payable by Seller with respect to items or periods covered by such Tax Returns (whether or not shown or reportable on such Tax Returns); (5) no audit or examination or refund litigation with respect to any such Tax Return is pending or, to Seller’s Knowledge, has been threatened; (6) all deficiencies asserted or assessments made as a result of any examination of a Tax Return of Seller have been paid in full; (7) no waivers of statute of limitations have been given by or requested with respect to any Taxes of Seller; (8) Seller has never been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return (other than a consolidated group of which Seller was the common parent); (9) no closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings have been entered into or issued by any taxing authority with respect to Seller; (10) Seller is not bound by any tax indemnity, tax sharing or tax allocation agreement; (11) Seller has withheld and paid all Taxes that they are required to withhold from their employees, independent contractors, equity holders and third parties and have complied in all material respects with all information reporting and backup withholding requirements with respect thereto; (12) Seller has not been a United States real property holding company within the meaning of Code Section 897(c)(2) during the applicable period specified in Section 897(c)(1)(A)(ii); (13) Seller has disclosed on its income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662; and (14) Seller has not made and is not obligated to make a payment that would not be deductible by reason of Code Section 280G.

(j) Litigation. Except as set forth in Seller’s audited financial statements for the year ended December 31, 2011, or as set forth on Schedule 4.01(j), no action, suit, investigation, claim or proceeding of any nature or kind whatsoever, whether civil, criminal or administrative, by or before any Governmental Authority or arbitrator (“Litigation”) is pending or, to the Knowledge of Seller, threatened against Seller or its officers or directors (in their capacity as such), or the Business or any assets of the Seller or any of the transactions contemplated by this Merger Agreement. There is presently no outstanding judgment, decree or order of any Governmental Authority against Seller or its officers or directors (in their capacity as such), or the Business or any assets of the Seller or any of the transactions contemplated by this Merger Agreement.

(k) Compliance With Laws. Except as set forth on Schedule 4.01(k), Seller:

(1) conducts its business in compliance, in all material respects, with all Laws to which the Business is subject;

(2) has all material Permits of, and has made all material filings, applications and registrations with, all Governmental Authorities required in order to permit it to own or lease its properties and to conduct the Business as presently conducted; all such Permits are in full force and effect and, to Seller’s Knowledge, no suspension or cancellation of any of them is threatened;

(3) has received, since December 31, 2009, no notification or communication from any Governmental Authority (A) asserting that Seller is not in compliance with any of the Laws that such Governmental Authority enforces or (B) threatening to revoke any Permit, or (C) restricting or disqualifying their activities; and

(4) is not subject to any order or decree issued by, or a party to any agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or subject to any order or directive by, a recipient of any supervisory letter from or has adopted any board resolutions at the request of, any Governmental Authority, or been advised by any Governmental Authority that such Governmental Authority is considering issuing or requesting any such agreement or other action or have Knowledge of any pending or threatened regulatory investigation.

(l) Real Property. Seller does not own any real property. The present uses of the Leased Real Property are in compliance with the present zoning, building and safety laws affecting such Leased Real Property.

(m) Environmental. Except as disclosed on Schedule 4.01(m) attached hereto:

(1) There are no Environmental Conditions. The term “Environmental Condition” means (x) the presence in surface water, groundwater, drinking water supply, land surface, subsurface strata, above-ground or underground storage tanks or other containers, or ambient air of any Hazardous Substances or (y) any violation of any Environmental Law (i) arising out of or otherwise related to the operations or other activities (including the disposition of such materials or substances) of Seller conducted or undertaken prior to the Closing, or (ii) existing at or prior to the Closing at any real property leased by Seller (the “Leased Real Property”);

(2) No investigation, administrative order, consent order, agreement, litigation or settlement with respect to any Environmental Condition or any violation of an Environmental Law by Seller is pending or, to the Knowledge of Seller, is proposed or threatened, and Seller has not received any communication from or on behalf of any

Governmental Authority that alleges that any such Environmental Condition or any such violation of Environmental Law exists;

(3) With respect to Seller’s operations or other activities, on any Leased Real Property, Seller has complied with, and currently is in compliance with: (A) the terms and conditions of all Permits, waivers, variances or exemptions issued or required by any Governmental Authority pursuant to any Environmental Law, and (B) all other limitations, restrictions, standards, prohibitions, requirements, obligations, schedules and timetables contained in any Environmental Law, or in any written notice, order, or demand letter issued, entered, promulgated, or approved pursuant to any Environmental Law;

(4) Seller has at all times complied with all Environmental Laws. Seller has not received any notice of violation or other notification from any Governmental Authority, or any written notice from any third party, alleging that Seller is now or has been in violation of any Environmental Law;

(5) No ozone depleting substances (“ODS”), polychlorinated biphenyls (“PCBs”), asbestos containing material (“ACM”), or urea formaldehyde insulation (“UFI”) is present on or at any Leased Real Property and Seller has complied in all material respects with all regulatory requirements relating to the storage, removal, disposal or release, if any, of ODS, ACM, PCB, or UFIs which currently are or may in the past have been located on or at any Leased Real Property; and

(6) Seller has complied in all material respects with all applicable provisions of any Environmental Laws that condition, restrict or prohibit the transfer, sale, lease or closure of any property for environmental reasons; no environmental Lien has attached to any portion of Seller or any Leased Real Property, and no governmental actions have been taken or are in progress that could subject any or all of the foregoing to any such Lien.

(n) Personal Property; Leases.

(1) Except as set forth on Schedule 4.01(n) attached hereto, all material tangible personal property used by Seller is either owned or leased by Seller and is in good condition and repair (normal wear and tear excepted) and useable in the ordinary course of business of the Business as currently conducted by Seller.

(2) All Leased Real Property and leased personal property of Seller is listed on Schedule 4.01(n) attached hereto. Except as disclosed in Schedule 4.01(n), (i) Seller has good and valid title to the leasehold estates in all Leased Real Property, in each case free and clear of all Liens (other than Permitted Liens) and (ii) no consents or approvals are required under the leases listed on Schedule 4.01(n) in connection with the transactions contemplated by this Merger Agreement.

(o) Assets. Seller has good and valid title to, or has a valid right to use or license, all of the assets and properties, used in the Business as conducted prior to or on the date of this Merger Agreement, free and clear of all Liens (except for Permitted Liens) except as set forth on Schedule 4.01(o) (other than those disposed of since the date of the last Financial Statement in the ordinary course of business). Seller has good and valid title to, or has a valid right to use or license, all of the material assets and properties reflected in the Financial Statements, free and clear of all Liens (except for Permitted Liens) except as set forth on Schedule 4.01(o) (other than those disposed of since the date of the last Financial Statement in the ordinary course of business). Schedule 4.01(o) sets forth any and all material assets and properties of the Seller that are located at locations not owned or leased by the Seller excluding inventory located at sub-contractors or outside processors (the “Off-Site Equipment”). The Seller has good and valid title to such Off-Site Equipment, free and clear of all Liens (except for Permitted Liens) except as set forth on Schedule 4.01(o) (other than those disposed of since the date of the last Financial Statement in the ordinary course of business).

(p) Material Contracts. Schedule 4.01(p) is a true and complete listing of all Material Contracts to which Seller is a party or otherwise bound or to which its assets may be bound. True and complete copies of the Material Contracts have been submitted or made available to Parent. Neither Seller nor, to Seller’s Knowledge, any other party to any Material Contract is in breach or default (or an event which, with notice or lapse of time or both, would constitute a default) under any Material Contract. Each Material Contract is a valid and legally binding obligation of Seller, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium, reorganization and other laws affecting the enforceability of creditors’ rights generally and the discretion of courts in granting or denying equitable remedies.

(q) Insurance. Schedule 4.01(q) lists all insurance policies (including the name of each carrier, coverage types and limits, policy numbers and expiration dates) to which Seller is a party and which relate to the assets, Business, operations, employees, officers or directors of Seller. Except as set forth on Schedule 4.01(q), Seller is not in default with respect to any provisions of any liability or other forms of insurance held by it or has failed to give any notice or present any claim thereunder in a due and timely fashion. All insurance policies to which Seller is a party are in full force and effect. During the past twelve (12) months, Seller has not been denied any application for insurance or had any insurance policy terminated nor has Seller been notified of any pending termination.

(r) Employee Benefits.

(1) Benefit Plans; Seller Plans. Schedule 4.01(r) lists all written or unwritten “employee benefit plans” within the meaning of Section 3(3) of ERISA, and any other written or unwritten profit sharing, pension, savings, deferred compensation, consultant, bonus, fringe benefit, medical, medical reimbursement, life, disability, accident, post-retirement health or welfare benefit, stock option, stock purchase, sick pay, vacation, employment, severance, termination or other incentive, welfare or employee benefit plan (whether or not an employee benefit plan within the meaning of Section 3(3) of ERISA), Contract, policy, trust fund or arrangement, whether or not funded or terminated (each a “Benefit Plan”), (i) maintained or sponsored by Seller or any ERISA Affiliate, (ii) that otherwise covers any of the current or former employees of Seller or any ERISA Affiliate or their beneficiaries, or (iii) as to which any such current or former employees or their beneficiaries participated or were entitled to participate or accrue or have accrued any rights thereunder and, in each case, with respect to which Seller has or may have any direct or indirect, actual or contingent, liability or obligation (each, a “Seller Plan”). For each Seller Plan, to the extent applicable to each such Seller Plan, true and complete copies of the following have been delivered to Parent: (i) the documents embodying the Seller Plans, including the plan documents, all amendments thereto, the related trust or funding Contracts, (ii) investment management Contracts, administrative service Contracts, insurance Contracts, union or trade Contracts and, in the case of any unwritten Seller Plans, written descriptions thereof; (iii) annual reports including Forms 5500 and all schedules thereto for the last three years; (iv) financial statements for the last three years; (v) actuarial reports, if applicable, for the last three years; (vi) each written communication (other than routine communications) received by Seller or any ERISA Affiliate from or furnished by Seller or any ERISA Affiliate to the Service, DOL, PBGC or other Governmental Authorities; and (vii) if the Seller Plan is intended to be qualified under Code Section 401(a) or 403(a), the most recent determination or opinion letter received from the Service. Seller and each ERISA Affiliate have also furnished to Parent, to the extent applicable, a copy of the current summary plan description and each summary of material modification prepared in the last three years for each Seller Plan, and all employee manuals, handbooks, policy statements and other written materials given to employees relating to any Seller Plans. No oral or written representations or commitments inconsistent with such written materials have been made to any employee of Seller by Seller or any employee or agent thereof.

(2) Compliance. Each of the Seller Plans has been created, maintained, funded and administered in all material respects in compliance with its terms and all applicable Laws including, without limitation, all applicable requirements of the Code, ERISA, the health care continuation requirements of COBRA, HIPAA and any applicable collective bargaining Contracts. There exists no condition or set of circumstances with respect to a Seller Plan under which the Seller could, directly or indirectly, be subject to any liability under ERISA or the Code or other applicable Law, other than liability for benefit claims and funding obligations payable in the ordinary course. Without limiting the generality of the foregoing, Seller has provided all notices and other correspondence to employees and former employees required by HIPAA and the health care continuation provisions of COBRA. No Seller Plan is, or to the Knowledge of Seller, is proposed to be under audit or investigation by a Governmental Authority, and no such completed audit of any Seller Plan has resulted in the imposition of any Tax, fine, penalty or Lien (other than Permitted Liens) that has not been satisfied or removed.

(3) Qualified Plans. Schedule 4.01(r) lists each Seller Plan that purports to be a qualified plan under Section 401(a) of the Code and exempt from United States federal income tax under Section 501(a) of the Code (a “Qualified Plan”). Each Qualified Plan has a current determination or opinion letter from the Service that such plan is qualified under Section 401(a) of the Code and the trust thereunder is exempt from federal income tax under Section 501(a) of the Code, and each Seller Plan that is intended to qualify under Code Section 401(a) so qualifies and its trust is exempt from taxation under Code Section 501(a). No Qualified Plan has been amended since the date of the most recent such letter in a manner that might adversely affect the qualification of such plan under Sections 401(c) and 501(a) of the Code. None of Seller nor any fiduciary of any Qualified Plan, nor any agent of any of the foregoing, has done anything that would adversely affect the qualified status of a Qualified Plan or the qualified status of any related trust. No Qualified Plan has been terminated or experienced a partial termination (within the meaning of Code Section 411(d)(3)).

(4) Defined Benefit Plans; Multi-employer Plans. Schedule 4.01(r) lists each Qualified Plan that is a defined benefit plan as defined in Section 3(35) of ERISA (a “Defined Benefit Plan”). No Seller Plan is a multiemployer plan as defined in Section 3(37) or 4001(a)(3) of ERISA. No Seller Plan subject to Code Section 412 or ERISA Section 302 has an accumulated funding deficiency, whether or not waived. Neither Seller nor any ERISA Affiliate have a material liability for any Seller Plan that is not accrued on Seller’s December 31, 2011 consolidated balance sheet or that has arisen after December 31, 2011 and on and before the Closing.

(5) Prohibited Transactions; Fiduciary Duties; Post-Retirement Benefits. No non-exempt prohibited transaction (within the meaning of Section 406 of ERISA and Section 4975 of the Code) with respect to any Seller Plan exists or has occurred that could subject Seller, directly or indirectly, to any liability or Tax under ERISA or Section 4975 of the Code. No reportable event (within the meaning of Section 4043(b) of ERISA) with respect to any Seller Plan exists or has occurred that could result in any Tax or liability to Seller. None of Seller, any ERISA Affiliate, nor any administrator or fiduciary of any Seller Plan, nor any agent of any of the foregoing, has engaged in any transaction or acted or failed to act in a manner that could subject Seller, directly or indirectly, to any liability for a breach of fiduciary or other duty under ERISA or any other applicable Law with respect to the Seller Plans. With the exception of the requirements of Section 4980B of the Code or similar provision of state or local law, no post-retirement benefits are provided under any Seller Plan that is a welfare benefit plan as described in ERISA Section 3(1).

(6) Except as set forth on Schedule 4.01(r), the consummation of the transactions contemplated hereby will not create, accelerate or increase any liability under any Seller Plan.

(7) Post-Employment Obligations. Seller does not have any current or projected liability regarding post-employment health, medical or life insurance benefits for any current or former Employees, directors or independent contractors, except as may be required under COBRA or other similar Laws.

(8) Each Seller Plan or other arrangement to which Seller is a party with any “service provider” (as such term is defined in Section 409A of the Code and the United States Treasury Regulations and Internal Revenue Service guidance thereunder), including the grant, vesting or exercise of any stock option or other equity award, that is a “non-qualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) has been administered in compliance with Section 409A of the Code and applicable guidance issued thereunder, in all cases, so that nothing occurring prior to the Effective Time will result in the assessment of the additional tax described in Section 409A(a)(1)(B) of the Code against the individuals participating in any such non-qualified deferred compensation plan with respect to benefits due or accruing thereunder.

(s) Employees.

(1) Schedule 4.01(s)(1) identifies all of Seller’s employees, including those who are not actively working because they are disabled, they are on an approved leave of absence or, in the case of employees covered by a collective bargaining agreement, they have been laid off but still have recall rights (collectively, “Employees”). Schedule 4.01(s)(1) includes the following information for each Seller Employee: name, location, job title, exempt/non-exempt status, union/non-union status, and for inactive employees, as applicable, the reason for their inactive status and the date they last worked. The Seller has previously delivered to Parent the annual salary, or where applicable, wage rate of each Employee.

(2) Except as set forth on Schedule 4.01(s)(2), Seller is not a party to, bound by, or negotiating any agreement with any labor union, association or other employee group, and no labor union or employee organization has been certified or recognized as the collective bargaining representative of any Employees.

(3) Except as set forth on Schedule 4.01(s)(3), during the past three (3) years there have not been any and, to the Knowledge of Sellers, there are no threatened, strikes, work stoppages, slowdowns, lockouts, union organizing campaigns, demands for recognition, or representation proceedings regarding or affecting any of Seller’s Employees.

(4) Except as set forth on Schedule 4.01(s)(4), Seller is, and for the past three (3) years has been, in compliance in all material respects with all applicable Laws respecting the employment of its Employees, including, but not limited to Laws relating to equal employment opportunity, discrimination and/or harassment on the basis of race, national origin, religion, gender, disability, age, workers’ compensation, or any other protected classification, affirmative action, hiring practices, immigration, workers’ compensation, unemployment compensation, the withholding and payment of payroll taxes and union dues, employment of minors, health and safety, labor relations, collective bargaining agreements, payment of wages, hours worked, pay equity, employee classification, leaves of absence, plant closings, and mass layoffs.

(5) Seller is, and for the past three (3) years has been, in compliance in all material respects with all applicable collective bargaining agreements and other agreements respecting its Employees and former Employees.

(6) Except as set forth on Schedule 4.01(s)(6), all of Seller’s Employees are employed at will.

(7) Except as set forth on Schedule 4.01(s)(7), during the past three (3) years, there have not been any claims, demands, or proceedings asserted against Seller by or on behalf of any of its Employees or former Employees, including, but not limited to, grievances, arbitration proceedings, unfair labor practice charges, discrimination charges, wage and hour complaints, and safety complaints.

(8) Schedule 4.01(s)(8) lists all employees that have been terminated or laid-off in the 90 day period prior to the Effective Time, including the date of termination or lay-off.

(t) Related Party Transactions. Except as set forth on Schedule 4.01(t), (i) there is no indebtedness between Seller, on the one hand, and any employee, officer, director, stockholder, member or Affiliate (other than Seller) of Seller, on the other hand, other than usual and immaterial advances made in the ordinary course of business; (ii) no such employee, officer, director, stockholder, member or Affiliate provides or causes to be provided any assets, services (other than services as an officer, director or employee) or facilities to Seller; (iii) Seller neither provides or causes to be provided any assets, services or facilities to any such employee, officer, director, stockholder, member or Affiliate (other than as reasonably necessary for them to perform their duties as officers, directors or employees); (iv) Seller does not beneficially own, directly or indirectly, any investment in or issued by any such employee, officer, director, stockholder, member or Affiliate; and (v) other than ownership interests in publicly traded companies, no such employee, officer, director, stockholder, member or Affiliate has any direct or indirect ownership interest in any Person with which Seller competes or has a business relationship (including any portfolio company of any Stockholder). The transactions contemplated by this Merger Agreement will not (either alone, or upon the occurrence of any act or event, lapse of time or the giving of notice or failure to cure) result in any payment (severance or otherwise) becoming due from any of the Parties to any such employee, officer, director, stockholder, member or Affiliate, except for the Change in Control Payments or as otherwise contemplated herein.

(u) Accounting Controls. Seller has devised and maintained systems of internal accounting controls sufficient to provide (x) reasonable assurances that (i) all material transactions are executed in accordance with management’s general or specific authorization, and (ii) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP, and (y) for the comparison of recorded levels for items with actual levels at reasonable intervals and for appropriate actions to be taken with respect to any differences.

(v) Proprietary Rights.

(1) Schedule 4.01(v)(1)(A) sets forth a list of all U.S. and foreign Patents and Patent Applications owned by Seller and which are used or held for use in the operation of the Business, setting forth in each case the jurisdictions in which Issued Patents have been issued and Patent Applications have been filed. Schedule 4.01(v)(1)(B) sets forth a list of all of the Patents and Patent Applications in which Seller has any right, title or interest (including without limitation interest acquired through a license or other right to use), other than those owned by Seller, and which are used or held for use in the operation of the Business, setting forth in each case the jurisdictions in which the Issued Patents have been issued and Patent Applications have been filed, and the nature of the right, title or interest held by Seller.

(2) Schedule 4.01(v)(2)(A) sets forth a list of all Trademarks owned by Seller and which are used or held for use in the operation of the Business, setting forth in each case, if applicable, the jurisdictions in which Trademarks have been registered and trademark applications for registration have been filed. Schedule 4.01(v)(2)(B) sets forth a list of all Trademarks in which Seller has any right, title or interest (including without limitation interest acquired through a license or other right to use), other than those owned by Seller, and which are used or held for use in the operation of the Business, setting forth in each case, if applicable, the jurisdictions in which the Trademarks have been registered and trademark applications for registration have been filed, and the nature of the right, title or interest held by Seller.

(3) Schedule 4.01(v)(3)(A) sets forth a list of all Copyrights that are owned by Seller and which are used or held for use in the operation of the Business, setting forth in each case, if applicable, the jurisdictions in which Copyrights have been registered and applications for copyright registration have been filed. Schedule 4.01(v)(3)(B) sets forth a list of all Copyrights in which Seller has any right, title or interest (including without limitation interest acquired through a license or other right to use), other than those owned by Seller, and which are used or held for use in the operation of the Business, setting forth in each case, as applicable, the jurisdictions in which such Copyrights have been registered and applications for copyright registration have been filed, and the nature of the right, title or interest held by Seller.

(4) Except as set forth on Schedule 4.01(v)(4), all of the Proprietary Rights owned by Seller which have been registered with Governmental Authorities have been registered in accordance with applicable Law, all pending registrations and applications have been made and filed in accordance with applicable Law and each annuity, maintenance, renewal or other fee relating to registrations or applications has been paid to the applicable Governmental Authority when due.

(5) All of the licenses and sublicenses and consent, royalty or other Contracts relating to any Proprietary Rights (other than generally commercially available, non-custom, off-the-shelf software application programs) (collectively, “License Agreements”) are set forth on Schedule 4.01(v)(5). Seller has performed all obligations required to be performed by it to date under the License Agreements, and it is not (with or without the lapse of time or the giving of notice, or both) in breach or default thereunder and, to the Knowledge of Seller, no other party to any License Agreement is (with or without the lapse of time or the giving of notice, or both) in breach or default thereunder. Seller has not received any notice of the intention of any party to terminate any License Agreement.

(6) Except as set forth on Schedule 4.01(v)(6), Seller has good and valid title to all of the Proprietary Rights identified on Schedules 4.01(v)(1)(A), 4.01(v)(2)(A) and 4.01(v)(3)(A) and all Trade Secrets owned by Seller and which are used or held for use in the operation of the Business, free and clear of all Liens, except for any Lien for current taxes not yet due and payable and Permitted Liens. Except as set forth on Schedule 4.01(v)(6), Seller has a valid right to make, use, sell, offer for sale, license and otherwise exploit all Proprietary Rights identified on Schedules 4.01(v)(1)(B), 4.01(v)(2)(B) and 4.01(v)(3)(B) and all Trade Secrets used by Seller in the operation of the Business, other than those owned by Seller (including without limitation interest acquired through a license or other right to use). The Proprietary Rights identified on Schedule 4.01(v), together with the Trade Secrets used or held for use by Seller in the operation of the Business, constitute (A) all Proprietary Rights used in the Business as conducted prior to or on the date of this Agreement and (B) all Proprietary Rights necessary to make, use, offer for sale, sell or import the Product(s).

(7) Except as set forth on Schedule 4.01(v)(7):

(A) Seller does not jointly own, license or claim any right, title or interest with any other Person of any Proprietary Rights. No current or former officer, manager, director, stockholder, member, employee, consultant or independent contractor of

Seller has any right, title or interest in, to or under any Proprietary Rights in which Seller has any right, title or interest that has not been exclusively assigned, transferred or licensed to Seller.

(B) No Person has asserted or threatened a claim, nor, to Seller’s Knowledge, are there any facts which could rise to a claim, which would adversely affect Seller’s ownership rights to, or rights under, any Proprietary Rights, or any Contract under which Seller claims any right, title or interest under any Proprietary Rights or restricts in any material respect the making, use, selling, offering for sale, transfer, delivery or licensing by Seller of the Proprietary Rights or Products.

(C) Seller is not subject to any proceeding or outstanding decree, order, judgment or stipulation restricting in any manner the use, transfer or licensing of any Proprietary Rights by Seller, the use, transfer or licensing of any Product by Seller, or which may affect the validity, use or enforceability of any Proprietary Rights.

(D) To the Knowledge of Seller, no Proprietary Rights owned or licensed by Seller have been infringed or misappropriated by any Person. To the Knowledge of Seller, there is no unauthorized use, disclosure or misappropriation of any Proprietary Rights owned or licensed by Seller by any current or former officer, manager, director, stockholder, member, employee, consultant or independent contractor of Seller.

(8) Except as set forth on Schedule 4.01(v)(8):

(A) (i) All Patents in which Seller has any right, title or interest and which are used or held for use in the operation of the Business, have been prosecuted in good faith and are in good standing, (ii) there are no inventorship challenges to any such Patents, (iii) no interference has been declared or provoked relating to any such Patents, (iv) all Issued Patents in which Seller has any right, title or interest and which are used or held for use primarily in the operation of the Business are valid and enforceable, and (v) all maintenance and annual fees have been fully paid, and all fees paid during prosecution and after issuance of any patent have been paid in the correct entity status amounts, with respect to Issued Patents in which Seller has any right, title or interest and which are used or held for use in the operation of the Business.

(B) To the Knowledge of Seller, there is no material fact with respect to any Patent Application in which Seller has any right, title or interest and which are used or held for use primarily in the operation of the Business that would (i) preclude the issuance of an Issued Patent from such Patent Application (with valid claims no less broad in scope than the claims as currently pending in such Patent Application), (ii) render any Issued Patent issuing from such Patent Application invalid or unenforceable, or (iii) cause the claims included in such Patent Application to be narrowed.

(C) No Person has asserted or threatened a claim, nor, to Seller’s Knowledge, are there any facts which could give rise to a claim, that any Product (or any Proprietary Right embodied in any Product) infringes or misappropriates any third party Proprietary Rights, nor does any such infringement or misappropriation exist.

(9) Seller has taken commercially reasonable measures to protect and maintain the confidentiality of all Trade Secrets in which it has any right, title or interest and which are used or held for use primarily in the operation of the Business. Without limiting the generality of the foregoing, except as set forth on Schedule 4.01(v)(9):

(A) All current and former employees of Seller who are or were involved in, or who have contributed to, the creation or development of any Proprietary Rights have executed and delivered to Seller agreements that are substantially identical to the form of Confidential Information and Invention Assignment Agreement attached to Schedule 4.01(v)(9).

(B) All current and former consultants and independent contractors to Seller who are or were involved in, or who have contributed to, the creation or development of any Proprietary Rights have executed and delivered to Seller an agreement assigning to Seller any Proprietary Rights created or developed by such consultant or independent contractor in connection with such consultant’s or independent contractor’s service to Seller and to maintain the confidentiality of the Trade Secrets of Seller.

(C) No current or former employee, officer, director, stockholder, consultant or independent contractor to Seller has any right, claim or interest in or with respect to any of Seller’s Proprietary Rights.

(10) The consummation of the transactions contemplated hereby will not result in the alteration, loss, impairment of or restriction on ownership or right of the Seller to use any of the Proprietary Rights and the Proprietary Rights are sufficient for Parent to operate the Business as currently conducted.

(w) Receivables; Customers.

(1) All existing accounts receivable of Seller represent valid obligations of customers of Seller arising from bona fide transactions entered into in the ordinary course of business.

(2) Schedule 4.01(w)(2) lists, and sets forth the amount of revenues received with respect to the Business during each of the most recent two fiscal years and the most recent fiscal quarter from the Seller’s top five (5) customers by revenue. Except as set forth in Schedule 4.01(w)(2), Seller has not received any notice or other communication (in writing or otherwise), and has not received any other information, indicating that any customer identified on Schedule 4.01(w)(2) may cease dealing with Seller or may otherwise materially reduce the volume of business transacted by such Person with Seller below historical levels. Except as set forth on Schedule 4.01(w)(2), Seller is not a party to any Contract or subcontract with a Governmental Authority of the United States of America.

(x) Inventory. All inventory of Seller reflected in the Financial Statements with respect to the Business, consists of a quality and quantity usable and salable in the ordinary course of business, except for obsolete items and items of below-standard quality, all of which have been reserved or, written off or written down to net realizable value in the Financial Statements or on the accounting records of Seller as of the Closing Date, as the case may be. All inventories not reserved for, written off or written down have been priced at the lower of cost or net realizable value on a first-in, first-out basis.

(y) Stock and Minute Books; Books and Records. Except as set forth on Schedule 4.01(y) attached hereto, the stock and minute books of Seller, which have been and will continue to be made available through the Closing Date to Parent, contain true and complete records of all issuances of the capital stock (or equity interests) thereof and the meetings or written consents of the stockholders, the Board of Directors and all committees thereof and accurately reflect all of the corporate action of the stockholders (or members), the Board of Directors and all committees thereof. Except as set forth on Schedule 4.01(y) attached hereto, the books and records of Seller have been fully, properly and accurately maintained, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein, and they fairly present the financial position of Seller.

(z) No Broker. No action has been taken by Seller that would give rise to any valid claim against the Parties for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Merger Agreement, except the obligations of the Seller to Lazard Freres & Co. LLC.

(aa) Foreign Corrupt Practices. Neither Seller nor, to the Seller’s Knowledge, the Stockholders or any director, officer, agent, employee or other Person acting on behalf of any or all of them, has, in the course of its actions for, or on behalf of, the Seller, (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity, (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

(bb) Money Laundering Laws. The operations of the Seller are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Authority or any arbitrator involving the Seller with respect to the Money Laundering Laws is pending or, to the Seller’s Knowledge, threatened.

(cc) Sanctions Compliance. The Seller and, to the Seller’s Knowledge, the Stockholders are in compliance, in all material respects, with applicable requirements of the (i) Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto; and (ii) Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA Patriot Act of 2001).

(dd) Export Controls.

(1) Except as set forth on Schedule 4.01(dd), the Seller conducts, and has at all times since July 1, 2009 conducted, its export and reexport transactions in all material respects in accordance with all applicable U.S. export and reexport controls, including the United States Export Administration Act and Export Administration Regulations, the Arms Export Control Act and International Traffic in Arms Regulations and all regulations promulgated and administered by the Treasury Department’s Office of Foreign Assets Control (collectively “U.S. Export Controls”).

(2) Since July 1, 2009, except as set forth on Schedule 4.01(dd), the Seller has not received any written notification or communication (or, to the Knowledge of the Seller, any oral notification or communication) from any Governmental Authority asserting that the Seller is not in compliance, in any material respect, with any U.S. Export Controls, nor has Seller submitted any voluntary self-disclosure to any Governmental Authority regarding any actual or potential violation of any U.S. Export Controls.

(3) Except as set forth on Schedule 4.01(dd), the Seller possesses or has applied for all Permits from Governmental Authorities which are required under U.S. Export Controls in order for the Seller to conduct its business as presently conducted and which, if not possessed, would be material to the operations of the Seller, considered together. To the Seller’s Knowledge, (i) all such issued Permits are valid and in full force and effect and (ii) there is no formal proceeding pending of a, nor has the Seller received a written notice from any, Governmental Authority seeking or threatening to, modify, suspend, revoke, withdraw, terminate or otherwise limit any such Permit.

(ee) OFAC. Neither the Seller nor, to the Seller’s Knowledge, the Stockholders (i) is a Person whose property or interest in property is blocked or subject to blocking pursuant to Section 1 of Executive Order 13224 of September 23, 2001 Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001)), (ii) engages in any dealings or transactions prohibited by Section 2 of such executive order, or is otherwise associated with any such Person in any manner violative of Section 2 of such executive order or (iii) is a Person on the list of Specially Designated Nationals and Blocked Persons.

(ff) Representations Not Misleading. No representation or warranty by Seller in this Merger Agreement contains, and no written statement, exhibit or schedule furnished by or on behalf of Seller under this Merger Agreement will contain as of the date thereof, any untrue statement of a material fact or omits, or will omit, to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which they are made, not misleading.

4.02 Representations and Warranties of Parent. Parent represents and warrants to Seller as follows:

(a) Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation.

(b) Authority for Transactions. Each of Parent and Merger Sub has the requisite corporate power and authority, and has taken all corporate action necessary, in order to authorize the execution and delivery of, and performance of its obligations under, this Merger Agreement and to consummate the Merger. This Merger Agreement is a valid and legally binding obligation of each of Parent and Merger Sub, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and other laws affecting the enforceability of creditors’ rights generally and the discretion of courts in granting or denying equitable remedies.

(c) Consents or Approvals; No Defaults.

(1) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any other Person party are required to be made or obtained by Parent or Merger Sub in connection with the execution, delivery or performance by each of Parent and Merger Sub of this Merger Agreement, or to consummate the Merger and the other transactions contemplated hereby, except for the filing of the Delaware Certificate of Merger and pursuant to the Transfer Act.

(2) The execution, delivery and performance of this Merger Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of any Law, rule, regulation, judgment, decree, order or other governmental restriction to which either Parent or Merger Sub or any of its properties is subject or bound or (B) constitute a breach or violation of, or a default under, each of the Parent’s and Merger Sub’s articles or certificates of incorporation or bylaws.

(d) No Broker. No action has been taken by Parent or Merger Sub that would give rise to any valid claim against the Parties for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Merger Agreement.

(e) Representations Not Misleading. No representation or warranty by Parent in this Merger Agreement contains, and no written statement, Exhibit or Schedule furnished by or on behalf of Parent or Merger Sub under this Merger Agreement will contain as of the date thereof, any untrue statement of a material fact or omits, or will omit, to state a material fact necessary to make the statements contained herein or therein, in the light of the circumstances under which they are made, not misleading.

ARTICLE V

COVENANTS

5.01 Commercially Reasonable Efforts. Subject to the terms and conditions of this Merger Agreement, each of the Parties agrees to use its commercially reasonable efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable Laws, so as to permit consummation of the Merger as of the Effective Time and otherwise to enable consummation of the transactions contemplated hereby and shall reasonably cooperate with the other party hereto to that end.

5.02 Seller Stockholder Approval.

(a) Unless the Board of Directors of Seller, after having consulted with and considered the advice of outside counsel, has determined in good faith that to do so would result in a failure by the directors to discharge properly their fiduciary duties in accordance with Delaware Law, Seller agrees to take, in accordance with applicable Law, its certificate of incorporation and its bylaws, all action necessary to either (i) convene an appropriate meeting of Stockholders to obtain the Seller Stockholder Approval or (ii) obtain the requisite written consent of the Stockholders regarding the Seller Stockholder Approval as promptly as reasonably practicable after the date of this Merger Agreement, but no later than November 1, 2012. If the Seller Stockholder Approval is obtained by the requisite written consent, the Seller shall deliver notice thereof to the Stockholders in compliance with Sections 228(e) and 262 of the DGCL. Unless the Board of Directors of Seller, after having consulted with and considered the advice of outside counsel, has determined in good faith that to do so would result in a failure by the directors to discharge properly their fiduciary duties in accordance with Delaware Law, Seller’s Board shall recommend such approval to Seller’s Stockholders, and Seller shall use its best efforts to solicit such approval by its Stockholders by 5:00 p.m. EDT on November 1, 2012.

(b) Seller agrees to solicit, in accordance with applicable Law, its certificate of incorporation and its bylaws, the approval of its Stockholders of the payments required by Seller in connection with the transactions contemplated by this Merger Agreement so that no such payments shall be non-deductible for federal income Tax purposes by reason of Section 280G of the Code. Seller agrees to give every holder of Seller Capital Stock adequate disclosure of the material facts and such additional information as is necessary to make the disclosure not materially misleading, including information regarding the event triggering the payments, the total amount of the payments that would be parachute payments if the stockholder approval requirements under Code section 280G are not met, and a brief description of each payment.

5.03 Sub-Debt Conversion. Seller shall cause the Sub-Debt to be converted into 4,757,368 shares of Class A Preferred Stock and 5,548,435 shares of Class B Preferred Stock, pursuant to the terms of the Sub-Debt.

5.04 Rights. Seller shall cause all Rights with respect to its Seller Capital Stock to be exercised, terminated or canceled, including all Seller Stock Options and Seller Warrants, on or prior to the Effective Time in a manner reasonably satisfactory to Parent, and shall cause the Seller Stock Plans to be terminated prior to the Effective Date.

5.05 Consideration Spreadsheet. No later than five (5) Business Days prior to the Closing, Parent and the Seller shall in good faith agree on the calculation of the Net Merger Consideration and the Seller shall prepare and deliver to Parent a spreadsheet (the “Consideration Spreadsheet”) certified by the Chief Financial Officer of the Seller, accurately and completely setting forth the information required to calculate the Net Initial Merger Consideration as of the Effective Time, and the amounts payable to each Stockholder, recipient of a Change of Control Payment, Severance Payment or Bonus Payment or holder of Seller Stock Options entitled to payment under Section 2.12 above, along with the amount of withholding obligations of Seller or the Surviving Corporation which are payable as a result of such Change in Control Payments, Severance Payments or Bonus Payments and the Employer Taxes or payments to holders of Seller Stock Options. The Consideration Spreadsheet shall include payoff statements/invoices and wire transfer instructions for all of the Seller Transaction Expenses and Debt Payoff. Each of Parent and Seller shall agree to updates to such Consideration Spreadsheet during such five Business Day period to the extent reasonably requested by the other (and such updated Consideration Spreadsheet shall be certified to in the manner set forth in this Section 5.05).

5.06 Public Disclosure. After the execution and delivery of this Merger Agreement, Parent and Seller will issue a joint press release announcing the execution and delivery of this Merger Agreement at the time, and in the form, which is mutually agreed to by Parent and Seller. Neither Parent nor Seller shall issue (and each of Parent and Seller shall cause its Affiliates not to issue) any other press release or public disclosure relating to the subject matter of this Merger Agreement without the prior written approval of the other; provided, however, that each of Parent and Seller may make any public disclosure it believes in good faith is required by Law, regulation or stock exchange rule (in which case such disclosing Person shall advise such other Person and such other Person shall, if practicable, have the right to review such press release or announcement prior to its publication).

5.07 Access; Information.

(a) Seller agrees that upon reasonable notice and subject to applicable Laws relating to the exchange of information and to the rights of customers, it shall afford Parent and its officers, employees, counsel, accountants and other authorized representatives, such access during normal business hours and in a manner that does not interfere with business operations throughout the period prior to the Effective Time to the books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties, personnel of Seller as Parent may reasonably request and, during such period, it shall furnish promptly to Parent all information concerning the business, properties and personnel of Seller as Parent may reasonably request. Notwithstanding the foregoing, in no event will Seller be required to permit such access if doing so would result in the disclosure of any Trade Secrets or violate any of the Seller’s obligations with respect to confidentiality, or otherwise disclose any privileged information of the Seller.

(b) No investigation by Parent of the business and affairs of Seller shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Merger Agreement, or the conditions to either Party’s obligation to consummate the transactions contemplated by this Merger Agreement.

5.08 Confidentiality. The Parties acknowledge that the information being provided in connection with the Merger and the consummation of the other transactions contemplated hereby is subject to the terms and conditions of a confidentiality agreement between Parent and Seller, dated as of May 10, 2012 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference. Effective upon the Closing, the Confidentiality Agreement shall terminate with respect to information related to the Surviving Corporation.

5.09 Consents and Approvals. The Parties and their respective Subsidiaries, if any, shall cooperate and use their respective commercially reasonable efforts to prepare all documentation, to effect all filings and to obtain all Permits of all Persons and Governmental Authorities necessary to consummate the transactions contemplated by this Merger Agreement. Each of the Parties agrees that it will consult with the other Parties, subject to applicable Law, with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Merger Agreement and each Party will keep the other Parties apprised of the status of material matters relating to completion of the transactions contemplated hereby.

5.10 Notice of Certain Matters. Until the Effective Time, each Party shall give the other Parties prompt written notice of (i) any fact, event or circumstances known to it that (1) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (2) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein or (ii) material change or inaccuracies in any data previously given or made available to the other Parties pursuant to this Merger Agreement.

5.11 Takeover Laws. No Party shall knowingly take any action that would cause the transactions contemplated by this Merger Agreement to be subject to requirements imposed by any Takeover Law and each of them shall take commercially reasonable steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Merger Agreement from any applicable Takeover Law.

5.12 Acquisition Proposals.

(a) Neither Seller nor any of Seller’s officers or directors shall, [nor any of Seller’s Affiliates, including Stockholders], and Seller shall cause it and its employees, agents, advisors and representatives (including, without limitation, any investment banking, legal or accounting firm retained by and any individual member or employee of the foregoing) not to:

(1) initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to any of them or their respective stockholders) with respect to a merger, acquisition, consolidation, recapitalization, liquidation, dissolution or similar transaction involving, or any purchase of all or a substantial portion of the assets or equity securities of, Seller, other than the transactions contemplated by this Merger Agreement (any of the foregoing, an “Acquisition Proposal”);

(2) engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal; or

(3) otherwise cooperate in any effort or attempt to make, implement or accept an Acquisition Proposal.

(b) Notwithstanding the foregoing, at any time prior to the Stockholder Approval, in the event that any Person submits to Seller (and does not withdraw) a Superior Proposal or an Acquisition Proposal which the Seller’s Board of Directors determines in good faith could reasonably be expected to result in a Superior Proposal, the Seller may (i) enter into discussions with such Person regarding such Superior Proposal or Acquisition Proposal and (ii) deliver or make available to such Person nonpublic information regarding the Seller, provided, however, in every case, that the Seller and its representatives comply with each of the following: (A) neither the Seller nor their representatives will have violated any of the restrictions set forth in this Section 5.12; (B) the Seller’s Board of Directors first will have concluded in good faith, after consultation with its outside counsel, that taking such action is required in order to comply with its fiduciary obligations to the Stockholders under the DGCL; and (C) Seller shall promptly inform Parent that information is to be provided, that negotiations are to take place or that an offer has been received and shall furnish Parent with the identity of the Person receiving such information or the proponent of such offer and a description of the material terms thereof.

(c) Seller also agrees immediately to cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of this Merger Agreement with any parties other than Parent with respect to any of the foregoing.

5.13 Tax Matters.

(a) The Surviving Corporation shall prepare, or cause to be prepared, and file, or cause to be filed, all Tax Returns of, or which include, Seller (i) for all tax periods the last day of which ends on or prior to the Closing Date (the “Pre-Closing Period”) and (ii) for all taxable periods that begin on or before the Closing Date and ending after the Closing Date (a “Straddle Period”). Parent shall permit the Stockholder Representative to review and comment on each Tax Return described in the preceding sentence prior to filing and shall consider such comments in good faith; provided, however, that Parent shall not be obligated to make any changes requested by Seller to the extent such changes are inconsistent with applicable Law or Seller’s past practice in preparing Tax Returns. The Seller shall be liable for and shall pay all Taxes due on such Tax Returns to the extent such Taxes for the Pre-Closing Period (including Taxes for a Straddle Period to the extent the Taxes relate to the Pre-Closing Period as determined pursuant to Section 5.13(b)) exceed the amount of Taxes shown on the Statement of Working Capital. The amount of any such Taxes in excess of the amount of Taxes shown on the Statement of Working Capital, as definitively determined, shall be a liability of the Stockholders pursuant to Section 8.02(a)(5) and shall be paid from the Escrow Amount. Notwithstanding the foregoing, as to all Tax Returns of Seller due prior to the Closing Date, the Seller shall prepare and file, or cause to be prepared and filed, prior to the Closing Date all such Tax Returns and pay all Taxes shown as due thereon.

(b) For purposes of this Merger Agreement, if, for any federal, state, local or foreign Tax purpose, a taxable period of Seller does not terminate on the Closing Date, the Parties shall, to the extent permitted by applicable Law, elect with the relevant Governmental Authority to treat such taxable period for all purposes as a short taxable period ending as of the Effective Time (including by electing to file Tax Returns on a consolidated basis) and such short taxable period shall be treated as a Pre-Closing Period for purposes of this Merger Agreement. In any case where applicable Law does not permit such an election to be made, then, for purposes of this Merger Agreement, the portion of any Taxes for a Straddle Period that are allocable to the Pre-Closing Period shall be:

(i) in the case of Taxes that are imposed on a periodic basis, deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis (such as real property taxes), the amount of such Taxes for the immediately preceding period) multiplied by a fraction the numerator of which is the number of calendar days in the Straddle Period ending on (and including) the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period; and

(ii) in the case of Taxes not described in clause (i) (such as Taxes that are either (x) based upon or related to income or receipts, or (y) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible)), deemed equal to the amount that would be payable if the taxable year or period ended on the Closing Date.

(c) From and after the Effective Time, each of Parent, the Surviving Corporation and the Stockholder Representative shall cooperate fully with each other in connection with the preparation of any Tax Return, any Tax audit, or any judicial or administrative proceedings relating to any Tax related to the Business of Seller, and each will retain until the expiration of the applicable statute of limitations (and, to the extent notified by Parent or the Surviving Corporation, any extension thereof) and provide the other, upon request, with any records or information that may be relevant to such Tax Return, Tax audit, proceeding or determination. The Party requesting assistance hereunder shall reimburse the other for reasonable direct expenses incurred in providing such assistance.

(d) None of Parent or any of its Affiliates shall (or after the Closing, shall cause or permit the Surviving Corporation) amend, refile or otherwise modify (or grant an extension of any statute of limitations with respect to) any Tax Return relating in whole or in part to Seller (i) with respect to any Pre-Closing Period, or (ii) with respect to any Straddle Periods without the prior written consent of the Stockholder Representative, which consent shall not be unreasonably withheld. If any position on any Tax Return filed after the Closing Date with respect to Seller for Tax Periods beginning on or after the Closing Date could reasonably be expected to affect the Tax liability of a Stockholder (including any indemnification obligation with respect to Taxes pursuant to Section 8.02), Parent shall notify the Stockholder Representative and shall take such position on such Tax Return only with the approval of the Stockholder Representative, which shall not be unreasonably withheld, delayed or conditioned.

(e) Refunds.

(1) Any amended Tax Return relating to a Pre-Closing Period or a Straddle Period and any refund claims relating to a Pre-Closing Tax Period or the portion of such Straddle Period ending on the Closing Date shall be prepared by the Stockholder Representative and Parent will cause Seller to file any such amended Tax Return or refund claim to the extent reasonably requested by the Stockholder Representative.

(2) Any refunds or credits of Taxes of Seller for any Pre-Closing Period or for any Straddle Period, to the extent allocable to the portion of such Tax period ending on the Closing Date pursuant to Section 5.13(b), shall be for the benefit of Stockholders except to the extent any such refund or credit is reflected in the Statement of Working Capital, and any refunds or credits of Seller for any Straddle Period, to the extent allocable to the portion of such Tax period beginning after the Closing Date pursuant to Section 5.13(b), or for any Tax period beginning and ending on or after the Closing Date, shall be for the benefit of Parent.

(3) Parent shall promptly pay over (or cause Seller to pay over) to Stockholders all refunds received by Parent or its Affiliates to which Stockholders are entitled under this Section 5.13(e) (including interest received with respect thereto), and Stockholders shall promptly pay or cause to be paid over to Parent (or Seller) all refunds to which Parent (or the Seller) is entitled under this Section 5.13(e).

(f) Audits and Contests with Respect to Taxes.

(1) So long as taxable periods of Seller ending on or before, or including, the Closing Date remain open for an assessment of Tax, Parent and the Stockholder Representative shall notify the other in writing within fifteen (15) business days after receipt by Parent or the Stockholder Representative of written or oral notice of:

(i) any pending or threatened audit or assessment with respect to Taxes of Seller relating to any Pre-Closing Period or Straddle Period, and

(ii) any pending or threatened audit or assessment with respect to Taxes of Parent that may affect the Tax liabilities of Seller for any Pre-Closing Period or Straddle Period.

(2) Within fifteen (15) business days after the Stockholder Representative’s receipt of a notice respecting an item or items for which it is responsible pursuant to Section 8.02, the Stockholder Representative may elect, so long as Stockholders have an obligation to indemnify Parent Indemnitees hereunder with respect to such audit, by written notice to Parent, to contest the audit or assessment in the name of Seller. If the Stockholder Representative so elects, it shall be solely responsible for the defense of the item or items at issue, except that Parent agrees to cooperate, and Parent will cause Seller to cooperate, in the contest of such audit or assessment by making relevant documents and employees available to the Stockholder Representative, and to execute such documents (including powers of attorney) as may be reasonably necessary to allow the Stockholder Representative to conduct the defense. The Stockholders shall bear all costs relating to such defense. If the Stockholder Representative elects to conduct a defense, then all decisions with respect to the negotiation, settlement, or litigation of the item or items at issue shall be made by the Stockholder Representative and shall be binding upon Parent, except that the Stockholder Representative shall obtain the prior written consent not to be unreasonably withheld of Parent before agreeing to any adjustment, or making any Tax election, that will or may create an increase in Taxes for Purchaser or Seller in respect of any period ending after the Closing Date and, subject to Article VIII hereof and so long as Stockholders have an obligation to indemnify Parent Indemnitees hereunder with respect to such audit, shall promptly indemnify Parent for, and hold Parent harmless against, any such increase.

(g) Transaction Tax Benefits. It is agreed and understood by the parties hereto that (i) the Bonus Payment Deduction, the Change in Control Payment Deduction, the Severance Payment Deduction and the Transaction Expenses Deduction (each, a “Deduction” and collectively, the “Deductions”) shall be allocated to the Pre-Closing Period ending on the Closing Date or the portion of any Straddle Period ending on the Closing Date to the extent not prohibited under applicable Law; and (ii) notwithstanding anything to the contrary contained in Section 5.13(e), (x) Seller shall be entitled to the net Tax benefit of any such Deduction solely to the extent of Seller’s income Tax liability for any Pre-Closing Period ending on the Closing Date or the portion of any Straddle Period ending on the Closing Date to the extent allocated thereto pursuant to Section 5.13(b) and (y) the Parent shall be entitled to the net Tax benefit of any such Deduction in excess of any amounts described in clause (x) at the time that the Parent derives a net Tax benefit from such Deduction.

(h) Transfer Taxes. All federal, state, local, foreign and other transfers, sales, use or similar Taxes applicable to, imposed upon or arising out of the transactions contemplated by this Agreement shall be paid 50% by Parent and 50% by Seller.

(i) No Code Section 338 Election. Neither Parent, Company, nor any of their Affiliates shall make any election under Code §338 with respect to the transactions contemplated by this Agreement.

(j) WARN. The Parent shall be responsible for any obligation under the Worker Adjustment and Retraining Notification Act and any similar state or local “mass layoff” or “plant closing” law (“WARN”) with respect to Employees arising or accruing after the Closing Date and/or as a result of termination of employment of Employees required under Section 6.02(s).

5.14 Tail Insurance. Prior to the Closing Date, Seller shall have obtained liability insurance coverage with respect to this if its directors and officers who served as such during the period prior to and ending at the Closing for a coverage period of six years following the Closing. Seller shall be responsible for the payment of the premium of such liability insurance coverage.

5.15 Indebtedness. At or before the Effective Time effective upon payment thereof, Seller shall terminate (i) the Revolving Credit, Term Loan, Equipment Line of Credit and Security Agreement dated as of May 11, 2011, between PNC Bank, National Association, as lender and agent, and Seller, as the borrower, and all other agreements, guarantees, documents and instruments relating thereto (the “PNC Facility”), (ii) each of the 17% Convertible Note Purchase Agreements dated April 13, 2009 and the 17% New Convertible Note Purchase Agreements dated October 16, 2009, and in each case all guarantees, agreements, documents and instruments relating thereto, including the Seller Warrants issued in connection therewith (together, the “Sub-Debt”), (iii) any other indebtedness of Seller (for borrowed money) outstanding immediately prior to the Effective Time other than indebtedness with respect to the Capitalized Leases (“Other Debt”) (together with the PNC Facility, the Sub-Debt and Other Debt, the “Seller’s Debt Arrangements”) and (iv) any Liens on the assets of Seller associated with any of the Seller’s Debt Arrangements, in each case in a manner reasonably satisfactory to Parent.

5.16 Stockholder Representative.

(a) Appointment. The Stockholder Representative is hereby appointed and authorized to act as the exclusive agent, proxy and attorney-in-fact for the Stockholders and the holders of Seller Stock Options for all purposes under this Merger Agreement and the Escrow Agreement from and after the Effective Date. Without limiting the generality of the foregoing, the Stockholder Representative is authorized and empowered to:

(1) take all actions on behalf of each Stockholder and each holder of a Seller Stock Option in connection with any claims made under this Merger Agreement and the Escrow Agreement to defend or settle such claims and to make or receive and disburse payments in respect of such claims;

(2) make payments of the Escrow Amount to the Stockholders and each holder of Seller Stock Options in accordance with this Merger Agreement and the Escrow Agreement;

(3) establish such reserves as the Stockholder Representative may from time to time determine, in its sole discretion, to be necessary and desirable in connection with the expenses and other costs to be borne by the Stockholder Representative or the Stockholders and holders of Seller Stock Options hereunder, including the Representative Fund, and to pay such reserves from the Representative Fund or direct the Parent to make payment of such amounts from the Escrow Amount to be applied to such reserves in lieu of the payment to the Stockholders and the holders of Seller Stock Options hereunder; and

(4) take all other actions to be taken by or on behalf of any Stockholder or holder of Seller Stock Options and exercise any and all rights that any Stockholder or holder of Seller Stock Options is permitted or required to do or exercise under this Merger Agreement.

(b) Designation of Successor Stockholder Representative. If the Stockholder Representative is liquidated or dissolved or becomes insolvent, or is otherwise unable to carry out its duties hereunder, then the other Stockholders and holders of Seller Stock Options who hold a majority of the outstanding voting power of Seller Capital Stock (assuming the exercise of all Seller Stock Options then outstanding) as of immediately prior to the Effective Time shall designate in writing to the Parent within five (5) Business Days of such liquidation, dissolution, insolvency or the event giving rise to its inability to carry out its duties hereunder, a single individual or entity to replace such prior Stockholder Representative as the successor Stockholder Representative hereunder. If at any time such Stockholders and holders of Seller Stock Options fail to designate in writing a successor within five (5) Business Days after receipt of a written request delivered by the Parent to such Stockholders and holders of Seller Stock Options requesting that a successor Stockholder Representative be designated in writing, then the Parent may petition a court of competent jurisdiction to appoint a successor hereunder and in connection therewith.

(c) The Stockholder Representative may consult with legal counsel, independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts. The Stockholder Representative shall not be liable for (i) any action or omission consented to or requested by a majority in interest of the Stockholders or (ii) any action or omission otherwise taken by it hereunder except (in the case of this clause (ii) only) in the case of willful misconduct, fraud or gross negligence by the Stockholder Representative. The Stockholder Representative shall not be deemed to be a trustee or other fiduciary on behalf of any Stockholder, any holder of Seller Stock Options or any other Person, nor shall the Stockholder Representative have any liability in the nature of a trustee or other fiduciary. The Stockholder Representative does not make any representation or warranty as to, nor shall it be responsible for or have any duty to ascertain, inquire into or verify: (i) any statement, warranty or representation made in or in connection with this Merger Agreement or in any of the exhibits or schedules hereto; (ii) the performance or observance of any of the covenants or agreements of the Stockholders or holders of Seller Stock Options under this Merger Agreement or under any of the exhibits or schedules hereto; or (iii) the genuineness, legality, validity, binding effect, enforceability, value, sufficiency, effectiveness or genuineness of this Merger Agreement, the exhibits or schedules hereto or any other instrument or writing furnished in connection herewith or therewith. The Stockholder Representative shall not incur any liability by acting in reliance upon any notice, consent, certificate, statement or other writing (which may be a bank wire, facsimile or similar writing) believed by it to be genuine and to be signed or sent by the proper party or parties.

(d) The Representative Fund shall be maintained by the Stockholder Representative in a segregated account (the “Representative Account”). The Stockholder Representative shall be reimbursed for reasonable out-of-pocket expenses incurred in the performance of its duties (including, without limitation, the reasonable fees and expenses of counsel, accountants and other advisors and amounts for which the Stockholder Representative is entitled to be indemnified) under this Merger Agreement and the Escrow Agreement from the Representative Fund and, if such fund is insufficient to pay such expenses, from the first proceeds from the Escrow Amount otherwise available for distribution to the Stockholders and holders of Seller Stock Options. Any portion of the Representative Fund remaining after (i) payment of all of the Stockholder Representatives’ out-of-pocket expenses and indemnification claims following the resolution of all indemnification claims under Section 8.02 hereof and (ii) the determination by the Stockholder Representative that such funds are no longer necessary in connection with indemnification claims that may be brought thereunder or foreseeable future expenses of the Stockholder Representative in carrying out its responsibilities pursuant to this Agreement and the Escrow Agreement (such portion of the Representative Fund, the “Remaining Representative Fund”) shall be distributed to the Stockholders and holders of Seller Stock Options in the amounts such participants, Stockholders and holders would receive if the Remaining Representative Fund were instead a portion of the Escrow Amount to be distributed to such Stockholders and holders in accordance with the Escrow Agreement. The Stockholder Representative may effect such distribution by payment of the Remaining Representative Fund to the Paying Agent, for distribution to the Stockholders and holders of Seller Stock Options entitled thereto. The Stockholder Representative shall hold, invest, reinvest and disburse the Representative Account in trust for all of the Stockholders and holders of Seller Stock Options, and the Representative Account shall not be used for any other purpose and shall not be available to Parent to satisfy any claims hereunder. Notwithstanding the foregoing, (i) disbursement by the Stockholder Representative in connection with deduction and withholding required under the

Code or any provision of state, local or foreign Tax Law, and actions by the Stockholder Representative related to such deduction and withholding, shall be permissible hereunder, (ii) the Stockholder Representative shall not be required to make any investment of funds held in the Representative Fund, (iii) the Stockholder Representative shall not be liable to any person with respect to any investment of funds held in the Representative Fund and made by or at the direction of the Stockholder Representative in good faith, and (iv) any portion of the Representative Fund may be applied in satisfaction of any claim, loss, cost or expense for which the Stockholder Representative is entitled to be indemnified pursuant to the terms of its appointment by the Stockholders and Section 5.16(c) above.

5.17 Closing Cash Balance. Seller covenants and agrees that the Closing Cash Balance shall not be less than $5,700,000 and that, prior to the Closing, Seller will open and fund the Special Cash Account.

5.18 Trade Secrets. [Intentionally omitted]

5.19 Bonus Plans. Prior to the Closing Date, Seller shall cause the (pro-rated) bonus payments under the Bonus Plans to be vested as of the Effective Time, and payable promptly after the Closing Date.

5.20 Transfer Act Compliance. From and after the Closing, the Surviving Corporation shall assume all liabilities, duties and responsibilities imposed by or arising from the Transfer Act. Such compliance shall include, but not be limited to, implementing Site Remediation Measures. Seller agrees at its sole cost and expense to file a “Form III” and an “Environmental Condition Assessment Form” for the Premises (which forms shall be prepared by Parent or Merger Sub and provided to Seller prior to Closing for Seller’s review and approval) and Merger Sub shall execute the forms at or prior to Closing as the “Certifying party” (as such foregoing terms are defined in the Transfer Act) and deliver the executed forms to the State of Connecticut Department of Energy and Environmental Protection within ten (10) days of the Effective Time. Merger Sub shall pay all initial and subsequent fees associated with the Transfer Act and perform any Site Remediation Measures as may be required at the Premises under the Act in a manner and to standards which are acceptable to the State of Connecticut Department of Energy and Environmental Protection.

Notwithstanding anything to the contrary set forth in this Section 5.20, in no event shall the provisions of this Section 5.20 limit the rights of any Parent Indemnitee with respect to any matter or condition for which the Parent Indemnitees have suffered a Parent Loss for which they have a valid indemnification claim under Article VIII below, and nothing in this Section 5.20 will in any way limit the rights and remedies of any Parent Indemnitee under Article VIII.

5.21 Employment Matters.

(a) Parent shall cause each Employee to receive full credit for service with Seller or any of its Subsidiaries prior to the Effective Time for purposes of any waiting period, vesting, eligibility and benefit entitlement (but excluding benefit accruals) under any employee benefit plan, program or arrangement established or maintained by Parent, the Surviving Corporation or any of their respective Subsidiaries (collectively, each a “Parent Entity”) under which such Employee may be eligible to participate from or after the Effective Time to the same extent recognized by Seller or any of its Subsidiaries under an analogous Benefit Plan immediately prior to the Effective Time (except to the extent that it would result in a duplication of benefits).

(b) With respect to the welfare benefit plans, programs and arrangements maintained, sponsored or contributed to by a Parent Entity (the “Parent Plans”), Parent shall, to the event it may do so, waive, or cause the relevant Parent Entity to waive, any pre-existing condition exclusions, evidence of insurability provisions, waiting period requirements or any similar provision under any of the Parent Plans. Further, Employees shall be eligible to receive credit under the Parent Plans for the 2012 calendar year towards applicable deductibles and annual out-of-pocket limits for expenses incurred under the corresponding Seller medical plan during the 2012 calendar year but prior to the Effective Time.

(c) Nothing contained in this Section 5.21 will create any third party beneficiary rights in any Person not a party hereto, including any Employee or beneficiary or dependent thereof. Nothing contained in this Section 5.21, express or implied, (i) shall be construed to establish, amend or modify any Benefit Plan or other benefit plan, program or other arrangement, (ii) require a Parent Entity to continue any Benefit Plan or other benefit plan, program or other arrangement, or prevent the amendment, modification or termination thereof following the Effective Time, (iii) guarantee employment for any period of time or preclude the ability of a Parent Entity to terminate any employee for any reason, (iv) shall obligate any Parent Entity to provide an Employee with any equity or equity-based awards or compensation or any other benefits, including without limitation any benefit under any Parent Plan or any other employee benefit plan, program or arrangement.

ARTICLE VI

CONDITIONS PRECEDENT

6.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of Parent, Merger Sub and Seller to consummate the transactions contemplated by this Merger Agreement is subject to fulfillment or written waiver by Parent, Merger Sub and/or Seller, as applicable, prior to the Effective Time of each of the following conditions:

(a) Stockholder Approval. The Seller shall have obtained the Seller Stockholder Approval in accordance with applicable Law and the Seller’s certificate of incorporation and bylaws.

(b) Government Approvals and Other Consents. All Regulatory Approvals shall have been obtained or made and shall be in full force and effect and all waiting periods (including any extensions thereof) under applicable Law shall have expired or otherwise been terminated; provided, however, that none of the preceding shall be deemed obtained or made if it shall be subject to any condition or restriction the effect of which would have been such that Parent would not reasonably have entered into this Merger Agreement had such condition or restriction been known as of the date hereof.

(c) No Injunction. No action, injunction, proceeding, decree, statute, legislation, rule, regulation or other order (whether temporary, preliminary or permanent) shall have been issued, enacted, promulgated, enforced, instituted or threatened before any Governmental Authority or legislative body to enjoin, restrain or prohibit, or to obtain substantial damages in respect of, or which is related to or arises out of, this Merger Agreement, the consummation of the transactions contemplated hereby or the Merger, which, in the good faith judgment of either Parent, Merger Sub or Seller, would make it inadvisable to consummate such transactions.

6.02 Conditions Precedent to the Obligations of Parent. The obligations of Parent to consummate the transactions contemplated by this Merger Agreement shall be subject to fulfillment or written waiver by Parent prior to the Effective Time of each of the following conditions:

(a) Performance of Covenants. Each of the covenants to be performed by Seller hereunder on or before the Effective Time shall have been duly performed in all material respects; and an officer of Seller shall each have executed and delivered to Parent a certificate, dated as of the Closing Date, to such effect.

(b) Representations True at Closing. The representations and warranties made by Seller herein and in any certificate provided to Parent hereunder shall be true and correct in all material respects (without the duplication of the effect of any standard of materiality specified in any such representation or warranty) as of the Closing Date (or as of the date when made in the case of any representation and warranty which specifically relates to an earlier date); and an officer of Seller shall each have executed and delivered to Parent a certificate, dated as of the Closing Date, to such effect.

(c) Secretary’s Certificate. The Seller shall have delivered to the Parent a certificate signed by Seller certifying as true and correct as of the Closing Date: (i) the certificate of incorporation and bylaws (or similar constituent documents) of Seller; (ii) the incumbency of the executive officers of Seller; (iii) the resolutions of the Board of Directors of Seller approving the Merger, this Merger Agreement and the transactions contemplated herein; and (iv) the resolutions evidencing the Seller Stockholder Approval.

(d) Material Adverse Effect. Since the date of this Merger Agreement, there shall not have occurred any Material Adverse Effect with respect to Seller.

(e) Third Party Consents. All consents or approvals of all Persons listed on Schedule 6.02(e) other than Governmental Authorities, shall have been obtained and shall be in full force and effect.

(f) Sub-Debt Conversion. Parent shall have received evidence reasonably satisfactory to it that the Sub-Debt has been properly converted into 5,548,435 shares of Class A Preferred Stock and 4,757,368 shares of Class B Preferred Stock in conformity with the Sub-Debt Agreements.

(g) Rights. Parent shall have received evidence reasonably satisfactory to it that (i) all Rights, including all Seller Stock Options and Seller Warrants, shall have been terminated or exercised prior to the Closing Date; (ii) Seller has terminated the Seller Stock Plans.

(h) Payoff of Indebtedness. Effective upon repayment thereof, all of the Seller’s Debt Arrangements (including (i) any guarantees by Seller and (ii) the Seller Warrants relating to the Sub-Debt) shall have been terminated or canceled, the outstanding indebtedness under the Seller’s Debt Arrangements shall have been repaid in full and extinguished, and all Liens on any assets of Seller in connection with the Seller’s Debt Arrangements shall have been released or terminated, in each case in form and substance reasonably satisfactory to Parent.

(i) Closing Cash Balance. Parent shall have received evidence reasonably satisfactory to it that the Closing Cash Balance of Seller is not less than $5,700,000.

(j) Change in Control and Severance Payments. Parent shall have received evidence reasonably satisfactory to it that all Change in Control Payments and Severance Payments payable at Closing by the Seller as a result of the transactions to be consummated under this Merger Agreement have been paid by Seller.

(k) Related Party Transactions. Each related party arrangement or transaction between Seller, on the one hand, and any stockholder, director, officer or key employee of Seller, on the other hand, listed in Schedule 6.02(k) shall have been terminated or amended to Parent’s reasonable satisfaction.

(l) Dissenter’s Rights. The holders of not less than ninety percent (90%) of the outstanding Seller Capital Stock shall have failed to maintain the right to be treated as Dissenting Shares.

(m) FIRPTA Statement. The Seller shall have delivered to Parent a statement that the Seller Capital Stock is not a United States real property interest as contemplated by Treasury Regulation Section 1.1445-2(c)(3).

(n) Estoppel Certificates. The Seller shall have delivered to the Parent estoppel certificates in the form of Exhibit C from each landlord of the Leased Real Property.

(o) Continuing Employees. The employees of Seller listed on Schedule 6.02(o) hereto shall be employed as of the Effective Time.

(p) No Payments. Parent shall have received evidence reasonably satisfactory to it that Seller has made no payments subject to the provisions of Section 280G of the Code.

(q) Executed Agreements and Certificates. Parent shall have received the following agreements and documents, each of which shall be in full force and effect:

(1) the Escrow Agreement, executed by the Stockholder Representative and the Escrow Agent;

(2) noncompete agreements, in the form of Exhibit D, executed by those Stockholders set forth on Schedule 6.02(q)(2), under which each such Person will, among other things, agree not to compete directly or indirectly with Parent or the Surviving Corporation or solicit the customers or employees of the Surviving Corporation and its Subsidiaries, if any;

(3) a certificate executed on behalf of the Seller by an executive officer of Seller and containing representations and warranties of the Seller to the effect that the conditions set forth in this Section 6.02 have been duly satisfied;

(4) the Consideration Spreadsheet, certified by the Chief Financial Officer of the Seller;

(5) a legal opinion of Finn Dixon & Herling LLP, legal counsel to the Seller, in the form attached hereto as Exhibit E; and

(6) Support Agreements, in the form attached hereto as Exhibit F, which are executed by a sufficient number of Stockholders in Parent’s sole discretion.

(r) Termination of Employees. The employees listed on Schedule 6.02(r) shall have been terminated by the Seller effective immediately prior to the Effective Time.

(s) Resignations. Parent shall have received resignation letters from each officer and director of the Seller resigning from such position effective immediately prior to the Effective Time.

(t) Termination of Seller Stock Plans. Parent shall have received evidence reasonably satisfactory to it of Seller’s terminated of the Seller Stock Plans.

(u) Termination of Stockholder Agreement. Parent shall have received evidence reasonably satisfactory to it that (i) the transaction contemplated under this Merger Agreement has been approved as an “Approved Sale” under the terms of the Stockholder Agreement, and (ii) the Stockholder Agreement has been waived and terminated effective immediately prior to the Effective Time, including, without limitation, any Board observer rights contained therein.

(v) Resolution of Certain Matters. Seller shall have resolved the BAE Lease Dispute and the Septic Dispute pursuant to documentation reasonably satisfactory to the Parent.

(w) Closing Documents. All other actions to be taken by Seller and the Stockholders in connection with consummation of the transactions contemplated hereby and all certificates, instruments and other documents required or reasonably necessary to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Parent.

6.03 Conditions Precedent to the Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Merger Agreement shall be subject to fulfillment or written waiver by Seller prior to the Effective Time of each of the following conditions:

(a) Performance of Covenants. Each of the covenants to be performed by Parent and Merger Sub hereunder on or before the Effective Time shall have been duly performed in all material respects; and an Executive Vice President and Secretary of Parent shall each have executed and delivered to Seller a certificate, dated as of the Closing Date, to such effect.

(b) Representations True at Closing. The representations and warranties made by Parent and Merger Sub herein and in any certificate provided by Parent and Merger Sub hereunder shall be true and correct in all material respects as of the Closing Date (or as of the date when made in the case of any representation and warranty which specifically relates to an earlier date), and an Executive Vice President and Secretary of Parent shall each have executed and delivered to Seller a certificate, dated as of the Closing Date, to such effect.

(c) Secretary’s Certificate. The Parent shall have delivered to the Seller a certificate signed by the Secretary of each of Parent and Merger Sub certifying as true and correct as of the Closing Date: (i) the certificate of incorporation and bylaws of Parent and Merger Sub; (ii) the incumbency of the officers of Parent and Merger Sub; (iii) the resolutions of the Board of Directors of Parent and Merger Sub approving the Merger, this Merger Agreement and the transactions contemplated herein; and (iv) the resolutions of the stockholder of Merger Sub approving the Merger, this Merger Agreement and the transactions contemplated herein.

(d) Executed Agreements and Certificates. Seller shall have received the following agreements and documents, each of which shall be in full force and effect:

(1) the Escrow Agreement, executed by the Parent and the Escrow Agent; and

(2) a certificate executed on behalf of the Parent by its Chief Executive Officer and its Chief Financial Officer and containing representations and warranties of the Seller to the effect that the conditions set forth in this Section 6.03 have been duly satisfied.

(e) Connecticut Transfer Act Notification. The Parent shall have delivered to the Seller’s Representative a “Form III” executed by the Merger Sub, as the transferee and “Certifying Party,” and an “environmental condition assessment form,” as each of those terms are defined under the Transfer Act, along with the initial filing fee in the form of a bank check or money order made out to “the Connecticut Department of Energy and Environmental Protection” in the amount of three thousand dollars ($3,000), and a completed fee form.

(f) Closing Documents. All other actions to be taken by Parent and Merger Sub in connection with consummation of the transactions contemplated hereby and all certificates, instruments and other documents required or reasonably necessary to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Seller.

ARTICLE VII

TERMINATION

7.01 Termination of this Merger Agreement. This Merger Agreement and the transactions contemplated hereby may be terminated and the Merger may be abandoned:

(a) Mutual Consent. At any time prior to the Effective Time by mutual consent of Parent and Seller, if the Boards of Directors of each so determines by a vote of a majority of the members of its entire Board.

(b) Breach.

(1) At any time prior to the Effective Time, by Parent or Seller, in the event of a material breach by Seller or Parent, respectively, of any of the covenants or agreements, contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach.

(2) At any time prior to the Effective Time, by Parent or Seller, upon the occurrence of an event that would prevent the representations and warranties of the Seller or Parent, respectively, from being true and correct in all material respects at Closing, which such event cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such event.

(c) Delay. At any time prior to the Effective Time, by Parent or Seller, in each case if its Board of Directors so determines by vote of a majority of the Board, in the event that the Merger is not consummated on or before November 1, 2012, except to the extent that the failure of the Merger then to be consummated arises out of or results from the action or inaction in violation of this Merger Agreement of the Party seeking to terminate pursuant to this Section 7.01(c).

(d) No Approval. By Parent or Seller, in each case if its Board of Directors so determines by a vote of a majority of the members of its entire Board, in the event the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Merger Agreement shall have been denied by final nonappealable action of such Governmental Authority.

(e) Stockholder Approval. By Seller or Parent, in the event that the condition set forth in Section 6.02 regarding stockholder approval of the Merger Agreement and the transactions contemplated hereby has not been obtained by 5:00 p.m. EDT on November 1, 2012.

(f) Acquisition Proposal. By Parent, if Seller’s Board of Directors participates in (or authorizes participation), or the Stockholders participate in, negotiations regarding the substantive terms of an Acquisition Proposal or a Superior Proposal. By Seller, in order to consummate a transaction pursuant to and in accordance with a Superior Proposal.

7.02 Consequences of Termination and Abandonment. (a) Upon any termination of this Merger Agreement and abandonment of the Merger pursuant to this Article VII, except as set forth in Section 7.02(b) below, no Party shall have any liability or further obligation to the other Parties except that termination will not relieve a breaching Party from liability for any willful breach of any covenant in this Merger Agreement giving rise to such termination.

(b) In the event that the Merger Agreement is terminated pursuant to Sections 7.01(e) or (f), or Seller’s Board of Director’s approves an Acquisition Proposal or Superior

Proposal, then the Seller shall within three (3) Business Days after Buyer provides reasonable evidence of same, pay to Buyer in immediately available funds an amount equal to all of Buyer’s out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants and financial advisors of the Parent or its Affiliates, incurred by Parent or on its behalf in connection with or related to this Merger Agreement or the transactions contemplated hereunder, including all due diligence investigations.

ARTICLE VIII

SURVIVAL; INDEMNIFICATION

8.01 Survival. All representations and warranties in this Merger Agreement or in any instrument delivered pursuant hereto shall survive the Effective Time until 11:59 p.m. EDT on April 30, 2014 (the “Expiration Date”). No agreements and covenants in this Merger Agreement or in any instrument delivered pursuant hereto shall survive the Effective Time, other than agreements set forth in Article II, Article V, this Article VIII or Article IX which shall survive indefinitely.

8.02 Indemnification by the Stockholders.

(a) Subject to the terms and conditions of this Article VIII, the Parent shall be indemnified and held harmless by the Stockholders and holders of Seller Stock Options, jointly and severally, in respect of any and all damages, losses, liabilities, monetary damages, fines, fees, penalties, actions, suits, proceedings, demands, assessments, judgments, costs and expenses (including without limitation reasonable attorneys’ fees and expenses) (collectively, “Parent Loss”) incurred or suffered by the Parent, the Surviving Corporation or any Affiliate thereof (“Parent Indemnitees”) resulting from or constituting:

(1) any breach or violation by Seller or the Stockholders of any of their representations or warranties contained in this Merger Agreement or in any document, certificate or schedule required to be furnished pursuant to this Merger Agreement;

(2) any breach, violation, or nonperformance by Seller or the Stockholders of any of their covenants or agreements contained in this Merger Agreement or in any document, certificate or schedule required to be furnished pursuant to this Merger Agreement;

(3) any obligation or liability relating to the Seller’s Transaction Expenses, Change of Control Payments, Severance Payments, Bonus Payments, Employer Taxes, Debt Payoff or the First Analysis Preference, to the extent not paid pursuant to Section 2.02(a) or otherwise reflected in the Statement of Working Capital;

(4) any amounts payable to Parent pursuant to Section 2.11(c);

(5) all Taxes for which the Stockholders are liable under Section 5.13 for all Pre-Closing Periods;

(6) the Consideration Spreadsheet being incorrect or incomplete in any respect, including without limitation any amount required to be paid to or withheld from any payment to a Stockholder, recipient of a Change in Control Payment or holder of Seller Stock Options;

(7) the Closing Cash Balance of Seller being less than $5,700,000, to the extent the Closing Cash Deficiency is not taken into account in making the determination of Closing Cash pursuant to Section 2.11(a); and

(8) the item set forth in Schedule 8.02(a)(8).

(b) Notwithstanding the above Section 8.02(a), (i) there shall be no obligation to indemnify the Parent Indemnitees with respect to clause (1) of paragraph (a) above until Parent Indemnitees have suffered Parent Loss by reason of all such events in excess of $100,000 in which case the indemnity shall be from the first dollar of Parent Loss, and (ii) to the extent the Parent Loss by reason of all such breaches exceeds the Remaining Escrow Amount (after which point there will have no obligation to indemnify Parent Indemnities from and against further such Parent Loss, except that any claim or portion thereof based upon any cases of fraud committed by any Stockholder or holder of a Seller Stock Option may continue to be pursued against such Person after such time as the Remaining Escrow Amount is $0).

8.03 Indemnification by Parent.

(a) Subject to the terms and conditions of this Article VIII, the Stockholders and holders of Seller Stock Options shall be indemnified and held harmless by the Parent in respect of any and all damages, losses, liabilities, monetary damages, fines, fees, penalties, actions, suits, proceedings, demands, assessments, judgments, costs and expenses (including without limitation reasonable attorneys’ fees and expenses) (collectively, a “Stockholder Loss”) incurred or suffered by the Stockholders or holders of Seller Stock Options (“Stockholder Indemnitees”) resulting from or constituting:

(1) all liabilities, damages or claims incurred or accrued against Parent, Merger Sub or the Surviving Corporation arising out of the business activities of the Surviving Corporation after the Effective Time, other than those arising out of or in connection with any breach, violation or nonperformance covered by Section 8.02;

(2) any breach or violation by Parent or Merger Sub of any of their respective representations or warranties contained in this Merger Agreement or in any document, certificate or schedule required to be furnished pursuant to this Merger Agreement; and

(3) any breach, violation or nonperformance by Parent or Merger Sub of any of their respective covenants or agreements contained in this Merger Agreement or in any document, certificate or schedule required to be furnished pursuant to this Merger Agreement.

(b) Notwithstanding the above Section 8.03(a), (i) Parent shall not have any obligation to indemnify the Stockholders with respect to clause (3) above (i) until the Stockholders have suffered Stockholders’ Loss by reason of all such breaches in excess of $100,000 in which case the indemnity shall be from the first dollar of Stockholders’ Loss, and (ii) to the extent the Stockholders’ Loss by reason of all such breaches exceeds $4,500,000 (after which point Parent will have no obligation to indemnify the Stockholders from, against and with respect to further such Parent Loss, except that any claim or portion thereof based upon any cases of fraud committed by Parent or Merger Sub may be pursued).

8.04 Dispute Resolution. Should Parent and the Stockholders and/or holders of Seller Stock Options (through the Stockholder Representative) be unable to agree as to the amount of Parent Loss for which Parent Indemnitees are to be indemnified, or the amount of Stockholders’ Loss for which the Stockholder Indemnitees are to be indemnified, then either Parent or the Stockholders and/or holders of Seller Stock Options (through the Stockholder Representative), as the case may be, may commence arbitration proceedings in Pittsburgh, Pennsylvania, in accordance with the provisions of Section 9.10.

8.05 Notice of Claims.

(a) If any claim is made by or against a Party which, if sustained, would give rise to a liability of the other Party pursuant to this Article VIII, that Party (the “Claiming Party”) will promptly cause notice of the claim to be delivered to the other Party (the “Indemnifying Party”) and will afford the Indemnifying Party and its counsel, at the Indemnifying Party’s sole expense, the opportunity to defend or settle the claim (and, with respect to claims made by third parties, the Claiming Party will have the right to participate at its sole expense; provided, however, that the Indemnifying Party shall retain the right to control the defense of and settle any such claim). Any notice of a claim will state, with reasonable specification, the alleged basis for the claim and the amount of liability asserted by or against the other Party by reason of the claim. If such notice is not given, it will not release the Indemnifying Party, in whole or in part, from its obligations under this Article VIII, except to the extent that the Indemnifying Party’s ability to defend against or settle such claim is prejudiced thereby.

(b) If the Indemnifying Party notifies the Claiming Party within ten (10) days from its receipt of notice of the claim (the “Dispute Period”) that the Indemnifying Party desires to defend the Claiming Party with respect to the claim pursuant to this Section 8.05, the Indemnifying Party will have the right to defend, at the sole cost and expense of the Indemnifying Party, such claim by all appropriate proceedings, which proceedings will be prosecuted by the Indemnifying Party to a final conclusion or will be settled at the discretion of the Indemnifying Party (but only with the consent of the Claiming Party (which consent will not be unreasonably withheld, conditioned or delayed) in the case of any settlement that provides for any relief other than the payment of monetary damages as to which the Indemnified Party will be indemnified in full). The Indemnifying Party will have full control of such defense and proceedings, including (except as provided in the immediately preceding sentence) any settlement thereof; provided, however, that the Claiming Party may, at the sole cost and expense of the Claiming Party, at any time prior to the Indemnifying Party’s delivery of the notice referred to in the first sentence of this clause (b), file any motion, answer or other pleadings or take any other action that the Claiming Party reasonably believes necessary or appropriate to protect its interests, it being acknowledged and agreed that the Claiming Party will be solely liable for any Losses arising out of the filing of such motion, answer or other pleadings or the taking of such other action; and provided further, that if requested by the Indemnifying Party, the Claiming Party will, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Indemnifying Party in contesting any clam that the Indemnifying Party elects to contest. The Claiming Party may retain separate counsel to represent it in, but not control, any defense or settlement of any claim controlled by the Indemnifying Party pursuant to this clause (b), and the Claiming Party will bear its own costs and expenses with respect to such separate counsel. Notwithstanding the foregoing, the Claiming Party may, at its sole cost and expense, retain or take over the control of the defense or settlement of any such claim the defense of which the Indemnifying Party has elected to control if the Claiming Party irrevocably waives its right to indemnity under this Agreement with respect to such claim.

(c) If the Indemnifying Party fails to notify the Claiming Party within the Dispute Period that the Indemnifying Party desires to defend the claim pursuant to this Section 8.05, then the Claiming Party will have the right to defend, at the sole cost and expense of the Indemnifying Party, such claim by all appropriate proceedings, which proceedings will be prosecuted by the Claiming Party in good faith or will be settled at the discretion of the Claiming Party (with the consent of the Indemnifying Party, which consent will not be unreasonably withheld, conditioned or delayed). The Claiming Party will have full control of such defense and proceedings, including (except as provided in the immediately preceding sentence) any settlement thereof; provided, however, that if requested by the Claiming Party, the Indemnifying Party will, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Claiming Party and its counsel in contesting any such claim which the Claiming Party is contesting. The Indemnifying Party may retain separate counsel to represent it in, but not control, any defense or settlement controlled by the Claiming Party pursuant to this Section 8.05(c), and the Indemnifying Party will bear its own costs and expenses with respect to such participation.

8.06 Escrow; Other Limitations.

(a) The aggregate liability of the Stockholders and holders of Seller Stock Options to the Parent Indemnitees for indemnification under Section 8.02(a) shall not exceed the Cap Amount, which shall be payable solely and exclusively out of the Escrow Account into which the Escrow Amount will be deposited pursuant to the terms and conditions of the Escrow Agreement in the form of Exhibit E hereto (the “Escrow Agreement”). The Cap Amount, and the preceding limitation which provides that amounts shall be payable only out of the Escrow Amount, shall not prohibit the Parent Indemnitees from being indemnified for Parent Losses arising from fraud by the Person committing said fraud after the Remaining Escrow Amount has been reduced to $0, as to which the Escrow Amount shall not be the sole source of recovery.

If any Parent Indemnitee sustains or incurs Parent Losses for which it is entitled to indemnification under Section 8.02(a) as a result of any fraud committed by Stockholders and/or holders of Seller Stock Options, such Parent Losses shall first be recovered or paid from the Escrow Amount (to the extent not previously released or exhausted).

(b) The sole and exclusive liability and responsibility of the Stockholders and holders of Seller Stock Options to the Parent Indemnitees under or in connection with this Merger Agreement, or the transactions contemplated hereby (including for any breach of or inaccuracy in any representation or warranty or for any breach of any covenant or obligation or for any other reason), and the sole and exclusive remedy of the Parent Indemnitees with respect to any of the foregoing, shall be as set forth in Article VIII. In furtherance of the foregoing, to the extent that any of the Parent Indemnitees has any Parent Losses for which it may assert any other right to indemnification, contribution or recovery from any of Stockholders and holders of Seller Stock Options (whether under this Agreement or under any common law or any statute or otherwise), Parent hereby (i) waives, releases and agrees not to (and not to permit the Surviving Corporation to) assert such right, and (ii) agrees to cause each of the other Parent Indemnitees to waive, release and agree not to assert such right. Notwithstanding the foregoing, nothing in this Section or otherwise in this Article VIII or in this Agreement shall (A) prevent, restrict or limit the right of any party to obtain injunctive relief or other equitable relief from a court of competent jurisdiction in connection with a breach or alleged breach of covenant, (B) apply in the case of a claim against a Person for such Person’s fraud at such time as the Remaining Escrow Amount is $0, (C) restrict or limit any right of Parent under or with respect to an adjustment to the Merger Consideration pursuant to Section 2.11, or (D) affect the rights and obligations of the parties under the Escrow Agreement.

8.07 Net Losses; Mitigation.

(a) Notwithstanding anything contained herein to the contrary, the amount of any losses incurred or suffered by an Claiming Party shall be calculated after giving effect to (i) any insurance proceeds actually received by the Claiming Party (or any of its Affiliates) with respect to such Losses (provided that the Claiming Party and its Affiliates shall have no obligation to procure, maintain or obtain any insurance policies or pursue recovery thereunder), (ii) any Tax benefit that has been actually realized by the Claiming Party (or any of its Affiliates) arising from the facts or circumstances giving rise to such losses, and (iii) any recoveries obtained by the Claiming Party (or any of its Affiliates) from any other third party for such losses, less the loss incurred in obtaining such recoveries. Each Claiming Party shall exercise commercially reasonable efforts to obtain such proceeds, benefits and recoveries. If any such proceeds, benefits or recoveries are received by Claiming Party (or any of its Affiliates), with respect to any losses after an Indemnifying Party has made a payment to the Claiming Party with respect thereto, the Claiming Party (or such Affiliate) shall pay to the Indemnifying Party the amount of such proceeds, benefits or recoveries net of any costs and expenses incurred by such Claiming Party in collecting such amount (up to the amount of the Indemnifying Person’s payment). With respect to any Losses incurred or suffered by a Claiming Party, no liability shall attach to the Indemnifying Party in respect of any Losses to the extent that the same Losses have been recovered by the Claiming Party from the Indemnifying Party, whether pursuant to the determination of Closing Working Capital or otherwise. Accordingly, the Claiming Party may only recover once in respect of the same Loss.

(b) Parent shall, and shall cause the Surviving Corporation to, and the Stockholders and holders of Seller Stock Options shall, use commercially reasonable efforts to mitigate any Parent Losses.

8.08 Other Indemnification Provisions. The Parties agree to treat all indemnity payments made pursuant to this Article VIII as adjustments to the aggregate Merger Consideration for all Tax purposes, to the extent permitted by applicable Law.

ARTICLE IX

MISCELLANEOUS

9.01 Further Assurances. Each party agrees that he or it shall, from time to time after the date of this Merger Agreement, execute and deliver such other documents and instruments and take such other actions as may be reasonably requested by any other party to carry out the transactions contemplated by this Merger Agreement.

9.02 Expenses. Except as otherwise provided in this Merger Agreement, all expenses incurred by each Party in connection with or related to the authorization, preparation and execution of this Merger Agreement, and all other matters related to the closing of the transactions contemplated hereby, including without limiting the generality of the foregoing, all fees and expenses of agents, representatives, counsel and accountants employed by any such Party, shall be borne solely and entirely by the Party which has incurred the same.

9.03 Notices. All notices, requests and other communications hereunder to a Party shall be in writing and shall be deemed given (a) on the date of delivery, if personally delivered or telecopied (with confirmation), (b) on the first Business Day following the date of dispatch, if delivered by a recognized next-day courier service, or (c) on the third Business Day following the date of mailing, if mailed by registered or certified mail (return receipt requested), in each case to such Party at its address or telecopy number set forth below or such other address or numbers as such Party may specify by notice to the Parties.

(a)	If to Stockholder Representative or the Stockholders, to:

MMMT Representative, LLC

6 East 43rd Street, 20th Floor

New York, NY 10017

Tel: (917) 262-5242

Fax: (917) 262-5259

Attention: William Staudt

and

60 Madison Avenue, Suite 701

New York, NY 10010

Tel: (212) 949-6262

Fax: (212) 949-8294

Attention: Walter Barandiaran

with a copy (which shall not constitute notice) to:

David I. Albin

Finn Dixon & Herling LLP

177 Broad Street

Stamford, CT 06901-2048

Tel: (203) 325-5031

Fax: (203) 325-5001

(b)	If to Parent or Merger Sub:

II-VI Incorporated

375 Saxonburg Boulevard

Saxonburg, PA 16056

Attention: Craig A. Creaturo, Treasurer and Chief Financial Officer

Tel: (724) 352-5211

Fax: (724) 360-5947

with a copy to:

Robert D. German, Esquire

Sherrard, German & Kelly, P.C.

28th Floor, Two PNC Plaza

Pittsburgh, Pennsylvania 15222

Tel: (412) 355-0200

Fax: (412) 261-6221

9.04 Binding Effect. This Merger Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns. This Merger Agreement may not be assigned by any Party without the express written consent of the other Parties.

9.05 Integration; No Third-Party Beneficiaries. This Merger Agreement (together with the Schedules and the other Exhibits hereto) and the Confidentiality Agreement constitutes the entire understanding of the Parties with respect to the subject matter hereof and supersedes all prior agreements, arrangements or communications, oral or written, between the Parties with respect to the subject matter hereof. This Merger Agreement is not intended to confer upon any Person other than the Parties hereto any rights or remedies hereunder, except for (a) the provisions of Article II concerning payment of Merger Consideration, and (b) the provisions of Article VIII, insofar as such provisions expressly provide certain rights to the indemnified parties named therein.

9.06 Severability. If any term or other provision of this Merger Agreement is held by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced under any rule of Law in any particular respect or under any particular circumstances, such term or provision shall nevertheless remain in full force and effect in all other respects and under all other circumstances, and all other terms, conditions and provisions of this Merger Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Merger Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.07 Waiver; Amendment. This Merger Agreement may be changed, waived, discharged or terminated only by an instrument in writing signed by the Party against which the enforcement of such change, waiver, discharge or termination is sought. The failure of a party to require performance of any provision hereof shall not affect its right at a later time to enforce the same. No waiver by a party of any term, covenant, representation or warranty contained herein shall be effective unless in writing and executed by the party against whom the waiver is to be effective. No such waiver in any one instance shall be deemed a further or continuing waiver of any such term, covenant, representation or warranty in any other instance.

9.08 Governing Law. This Merger Agreement shall be governed by, and interpreted in accordance with, the Laws of the State of Delaware applicable to contracts made and to be performed entirely within such state.

9.09 Counterparts. This Merger Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute but one and the same instrument. This Merger Agreement shall become effective when each Party shall have received a counterpart hereof signed by all of the other Parties. The exchange of a fully executed Merger Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the Parties to the terms and conditions of this Merger Agreement.

9.10 Arbitration. Any controversy or claim arising out of or relating to this Merger Agreement or any related agreement shall be settled by arbitration in accordance with the following provisions:

(a) Disputes Covered. The agreement of the Parties to arbitrate covers all disputes of every kind relating to or arising out of this Merger Agreement. Disputes include actions for breach of contract with respect to this Merger Agreement, as well as any claim based upon tort or any other causes of action relating to the transactions contemplated by this Merger Agreement, such as claims based upon an allegation of fraud or misrepresentation and claims based upon a federal or state statute. In addition, the arbitrators selected according to procedures set forth below shall determine the arbitrability of any matter brought to them, and their decision shall be final and binding on the Parties.

(b) Forum. The forum for the arbitration shall be New York, New York.

(c) Law. The governing Law for the arbitration shall be the Law of the State of Delaware, without reference to its conflicts of Laws provisions.

(d) Selection. There shall be three arbitrators, unless the parties are able to agree on a single arbitrator. In the absence of such agreement within ten (10) Business Days after the initiation of an arbitration proceeding, Seller, or with respect to a dispute following the Effective Time, the Stockholders, shall select one arbitrator and Parent shall select one arbitrator, and those two arbitrators shall then select, within ten (10) Business Days, a third arbitrator. If those two arbitrators are unable to select a third arbitrator within such ten (10)-day period, a third arbitrator shall be appointed by the commercial panel of the American Arbitration Association. The decision in writing of at least two of the three arbitrators shall be final and binding upon the Parties.

(e) Administration. The arbitration shall be administered by the American Arbitration Association.

(f) Rules. The rules of arbitration shall be the Commercial Arbitration Rules of the American Arbitration Association, as modified by any other instructions that the parties may agree upon at the time, except that each party shall have the right to conduct discovery in any manner and to the extent authorized by the Federal Rules of Civil Procedure as interpreted by the federal courts. If there is any conflict between those Rules and the provisions of this Section, the provisions of this Section shall prevail.

(g) Substantive Law. The arbitrators shall be bound by and shall strictly enforce the terms of this Merger Agreement and may not limit, expand or otherwise modify its terms. The arbitrators shall make a good faith effort to apply substantive applicable Law, but an arbitration decision shall not be subject to review because of errors of Law. The arbitrators shall be bound to honor claims of privilege or work-product doctrine recognized at Law, but the arbitrators shall have the discretion to determine whether any such claim of privilege or work product doctrine applies.

(h) Decision. The arbitrators’ decision shall provide a reasoned basis for the resolution of each dispute and for any award. The arbitrators shall not have power to award damages in connection with any dispute in excess of actual compensatory damages and shall not multiply actual damages or award consequential or punitive damages.

(i) Expenses. Each Party shall bear its own fees and expenses with respect to the arbitration and any proceeding related thereto and the parties shall share equally the fees and expenses of the American Arbitration Association and the arbitrators.

(j) Remedies; Award. The arbitrators shall have power and authority to award any remedy or judgment that could be awarded by a court of Law in the State of Delaware. The award rendered by arbitration shall be final and binding upon the Parties, and judgment upon the award may be entered in any court of competent jurisdiction in the United States.

Notwithstanding anything contained herein, no Party shall have the right to seek, and no arbitrator shall have the authority to award, any injunctive relief (except as set forth in the next sentence) nor any equitable remedy based on rescission, restitution, reformation or other modification or alteration of the contracts between the Parties. A Party may, however, seek preliminary injunctive relief in a court of competent jurisdiction to preserve the status quo in aid of the arbitration, and a Party may seek injunctive relief and/or specific performance in a court of competent jurisdiction in order to enforce the terms of this Merger Agreement.

9.11 Nature of Stockholder Covenants, Representations and Warranties. For the avoidance of doubt, the representations and warranties made by the Stockholders and the holders of the Seller Stock Options in their respective Letters of Transmittal are several and not joint.

9.12 Representation of Stockholders of the Seller and Stockholder Representative. Parent and the Seller agree, on their own behalf and on behalf of the Purchaser Indemnitees, that, following the Closing, Finn Dixon & Herling LLP (“FD&H”) may serve as counsel to any one or more Stockholders of the Seller or the Stockholder Representative, or any of their officers, directors or Affiliates, in connection with any matters related to this Merger Agreement and the transactions contemplated hereby, including any litigation, claim or obligation arising out of or relating to this Merger Agreement or the transactions contemplated by this Merger Agreement notwithstanding the representation by FD&H prior to the Closing Date of the Seller. Parent and the Seller (on behalf of itself and its subsidiaries) hereby, to the extent allowable (i) waive any claim they have or may have that FD&H has a conflict of interest or is otherwise prohibited from engaging in such representation, and (ii) agree that, in the event that a dispute arises after the Closing between Parent, the Seller or any of its subsidiaries and Stockholders of the Seller (including the Stockholder Representative) or any of their respective Affiliates, FD&H may represent Stockholders of the Seller (including the Stockholder Representative) or any of their respective Affiliates in such dispute even though the interests of such person(s) may be directly adverse to Parent, the Seller or its subsidiaries and even though FD&H represented the Seller in the negotiation of this Merger Agreement. Parent and the Seller (on behalf of itself and its subsidiaries) also further agree that, as to all communications among FD&H and the Seller and Stockholders of the Seller (including the Stockholder Representative) or their respective Affiliates and representatives, that relate in any way to the transactions contemplated by this Merger Agreement, the attorney-client privilege and the expectation of client confidence belongs to Stockholders of the Seller and may be controlled by the Stockholder Representative and shall not pass to or be claimed by Parent, the Seller or any of its subsidiaries. Notwithstanding the foregoing, in the event that a dispute arises between Parent, the Seller or any of its subsidiaries and a third party other than a party to this Agreement after the Closing, the Seller may assert the attorney-client privilege to prevent disclosure of confidential communications by FD&H to such third party; provided, however, that neither the Seller nor any such subsidiary may waive such privilege without the prior written consent of the Stockholder Representative.

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IN WITNESS HEREOF, each Party hereto has caused this Merger Agreement to be executed on its behalf by its duly authorized officer, all as of the day and year first above set forth.

II-VI INCORPORATED

By:	/s/ Craig A. Creaturo
Name:	Craig A. Creaturo
Title:	Treasurer & Chief Financial Officer

MONARCH ACQUISITION CO.

By:	/s/ Craig A. Creaturo
Name:	Craig A. Creaturo
Title:	Treasurer

M CUBED TECHNOLOGIES, INC.

By:	/s/ Randall Price
Name:	Randall Price
Title:	CEO/President

MMMT REPRESENTATIVE, LLC, as Stockholder Representative

By:	/s/ William Staudt
Name:	William Staudt
Title:	Manager

Signature Page to Merger Agreement

Exhibits

Exhibit A	Letter of Transmittal
Exhibit B	Option Holder Letter of Transmittal
Exhibit C	Estoppel Certificate
Exhibit D	Noncompete Agreements
Exhibit E	Legal Opinion of Seller’s Counsel
Exhibit F	Escrow Agreement

Schedules

Schedule 1.01	Definitions
Schedule 2.11(a)	Reference Working Capital
Schedule 4.01(a)(ii)	Organization
Schedule 4.01(b)-1	Capitalization
Schedule 4.01(b)-2	Rights
Schedule 4.01(f)	Consents or Approvals; No Defaults
Schedule 4.01(g)	Financial Statements and Undisclosed Liabilities
Schedule 4.01(h)	Absence of Certain Events
Schedule 4.01(i)	Taxes
Schedule 4.01(j)	Litigation Matters
Schedule 4.01(k)	Compliance with Laws
Schedule 4.01(m)	Environmental
Schedule 4.01(n)	Leased Real and Personal Property
Schedule 4.01(o)	Personal Property
Schedule 4.01(p)	Material Contracts
Schedule 4.01(q)	Insurance
Schedule 4.01(r)	Employee Benefits
Schedule 4.01(s)(1)	Employees
Schedule 4.01(s)(2)	Labor Agreements
Schedule 4.01(s)(3)	Strikes; Work Stoppages
Schedule 4.01 (s)(4)	Compliance regarding Employee Matters
Schedule 4.01(s)(6)	Employee Status
Schedule 4.01(s)(7)	Employee Matters
Schedule 4.01(t)	Related Party Transactions
Schedule 4.01(v)(1)(A)	U.S. and Foreign Patents Owned by Seller
Schedule 4.01(v)(1)(B)	Patents in which Seller has any right, title or interest
Schedule 4.01(v)(2)(A)	Trademarks Owned by Seller
Schedule 4.01(v)(2)(B)	Trademarks in which Seller has any right, title or interest
Schedule 4.01(v)(3)(A)	Copyrights Owned by Seller
Schedule 4.01(v)(3)(B)	Copyrights in which Seller has any right, title or interest
Schedule 4.01(v)(5)	License Agreements
Schedule 4.01(v)(6)	Title to Proprietary Rights
Schedule 4.01(v)(7)	Patent Encumbrances
Schedule 4.01(v)(8)	Patent Ownership
Schedule 4.01(w)(2)	Revenues

Schedule 4.01(dd)	Export Controls
Schedule 6.02(e)	Third Party Consents
Schedule 6.02(k)	Related Party Transactions
Schedule 6.02(p)	Continuing Employees
Schedule 6.02(s)	Terminated Employees
Schedule 6.02(q)	Non-Compete Agreements

Schedule 1.01

Definitions

The defined terms in the Merger Agreement shall have the meanings set forth below, unless the context clearly requires otherwise.

“ACM” shall have the meaning set forth in Section 4.01(m)(5).

“Acquisition Proposal” shall have the meaning set forth in Section 5.12(a)(1).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through ownership of voting securities or by contract or otherwise, and the terms “controlling” and “controlled by” have correlative meanings to the foregoing.

“Allocation Agreement” means that certain Allocation Agreement dated as of October 16, 2009, by and among Seller and the First Analysis Parties named therein.

“Available Distributable Amount” shall have the meaning set forth in Section 2.03(a).

“BAE Lease Dispute” means any and all disputes and/or claims arising out of that certain Master Lease Equipment Agreement dated September 15, 2005, between the Seller and BAE Systems Aerospace & Defense Group Inc. (f/k/a Simula Aerospace & Defense Group, Inc.), as amended by that certain Amendment to Master Equipment Lease dated March 28, 2008.

“Benefit Plan” shall have the meaning set forth in Section 4.01(r)(1).

“Bonus Payment Deduction” means all Tax deductions attributable to Bonus Payments.

“Bonus Payments” shall have the meaning set forth in Section 2.02(c)(3).

“Bonus Plans” means, collectively, (i) that certain H2 2012 Bonus Incentive Performance Program and (ii) that certain H1 2012 Bonus Incentive Performance Program.

“Business” means any and all activities that involve the invention, formulation, development, or use of reaction bonded ceramics or metal matrix composite materials and additives broadly described under the heading of ceramics. This includes material procurement, research, development, and testing. It also includes product design services, the development of tooling and processes, molding, infiltration, machining techniques, testing, metrology, application engineering, selling, and marketing. The business also relates to the application of ceramic materials in a broad collection of industries including, but not limited to, semiconductor, display, electronics, defense, aerospace, homeland security, refractory, automotive, construction, mining, energy, nuclear, petrochemical, capital equipment, chemical, printing, and thermal management.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in Pittsburgh, Pennsylvania are authorized or required by applicable Law to close.

“Capitalized Leases” means each lease listed under “Leases of Personal Property” in Schedule 4.01(p).

“Cash Statement” shall have the meaning set forth in Section 2.11(a).

“Certificate” shall have the meaning set forth in Section 2.05.

“Change in Control Payments” shall have the meaning set forth in Section 2.02(c)(3).

“Claiming Party” shall have the meaning set forth in Section 8.05.

“Class A Liquidation Preference” shall have the meaning set forth in Section 2.03(a)(1).

“Class A Non-Preference Consideration” shall have the meaning set forth in Section 2.03(a).

“Class A Preferred Stock” shall have the meaning set forth in Section 2.03(a)(1).

“Class B Liquidation Preference” shall have the meaning set forth in Section 2.03(a)(2).

“Class B Non-Preference Consideration” shall have the meaning set forth in Section 2.03(a).

“Class B Preferred Stock” shall have the meaning set forth in Section 2.03(a)(2).

“Class C Liquidation Preference” shall have the meaning set forth in Section 2.03(a)(3).

“Class C Preferred Stock” shall have the meaning set forth in Section 2.03(a)(3).

“Closing” shall have the meaning set forth in Section 2.10.

“Closing Cash” shall have the meaning set forth in Section 2.11(a).

“Closing Date” shall have the meaning set forth in Section 2.10.

“Closing Working Capital” shall have the meaning set forth in Section 2.11(a).

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1986.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock Non-Preference Consideration” shall have the meaning set forth in Section 2.03(a).

“Confidentiality Agreement” shall have the meaning set forth in Section 5.08.

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“Consideration Spreadsheet” shall have the meaning set forth in Section 5.05.

“Contract” means, with respect to any Person, any contract, arrangement, agreement, indenture, undertaking, debt instrument, loan, mortgage, letter of credit, instrument, lease, understanding or other commitment, oral or written, to which such Person or any of its Subsidiaries is a party or by which any of them is bound or to which any of their properties is subject.

“Copyrights” means all copyrights, copyrightable works, semiconductor topography and mask work rights, and applications for registration thereof, including all rights of authorship, use, publication, reproduction, distribution, performance transformation, moral rights and rights of ownership of copyrightable works and mask works, and all rights to register and obtain renewals and extensions of registrations, together with all other interests accruing by reason of international copyright, semiconductor topography and mask work conventions.

“Debt Payoff” shall have the meaning set forth in Section 2.02(c)(2).

“Deduction” shall have the meaning set forth in Section 5.13(g)(1) hereof.

“Defined Benefit Plan” shall have the meaning set forth in Section 4.01(r)(4).

“Delaware Certificate of Merger” means the Certificate of Merger delivered to the Secretary of State of the State of Delaware for filing pursuant to Section 251 of the DGCL.

“DGCL” means the Delaware General Corporation Law.

“Dispute Period” shall have the meaning set forth in Section 8.05.

“Dissenting Shares” means any shares of Seller Common Stock for which the stockholder has asserted dissenters rights under the provisions of Section 262 of the DGCL and who has performed every act required up to the time involved for the assertion of those rights.

“Effective Time” means 4:00 p.m. Eastern Time on November 1, 2012 or such later date at which the Merger becomes effective.

“Employee” shall have the meaning set forth in Section 4.01(s)(1). Any reference to “former Employee” shall mean someone who formerly qualified as an Employee.

“Employer Taxes” shall have the meaning set forth in Section 2.02(c)(3).

“Environmental Condition” shall have the meaning set forth in Section 4.01(m)(1).

“Environmental Law” means any applicable Law relating to human health and safety, the environment, or to Hazardous Substances, including the emission, discharge, deposit, disposal, leaching, migration or release of any Hazardous Substance into the environment or the generation, treatment, storage, transportation or disposal of any Hazardous Substance.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

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“ERISA Affiliate” means any entity which is under common control with Seller or its Subsidiaries within the meaning of Code Section 414(b), (c), (m), (o) or (t).

“Escrow Account” means the account established in the name of the Escrow Agent pursuant to the Escrow Agreement.

“Escrow Agent” means U.S. Bank, National Association.

“Escrow Agreement” shall have the meaning set forth in Section 8.06.

“Escrow Amount” shall have the meaning set forth in Section 2.02(c)(4)

“Expiration Date” shall have the meaning set forth in Section 8.01.

“FD&H” shall have the meaning set forth in Section 9.12.

“Financial Statements” shall have the meaning set forth in Section 4.01(g)(1).

“First Analysis Parties” shall have the meaning set forth in the Allocation Agreement.

“First Analysis Preference” shall have the meaning set forth in Section 2.02(c)(6).

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“Governmental Authority” means any court, commission, regulatory agency, administrative agency, self-regulatory organization or any other federal, state or local governmental authority or instrumentality.

“Hazardous Substance” means (a) any material, substance, chemical, waste, product derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws, and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam installation and polyclorinated biphenyls.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended.

“Indemnifying Party” shall have the meaning set forth in Section 8.05.

“Independent Expert” shall have the meaning set forth in Section 2.11(b)(2).

“Initial Merger Consideration” shall have the meaning set forth in Section 2.02(c).

“Interim Closing Working Capital” shall have the meaning set forth in Section 2.02(b).

“Interim Statement of Working Capital” shall have the meaning set forth in Section 2.02(b).

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“Interim Working Capital Adjustment” shall have the meaning set forth in Section 2.02(b).

“Issued Patents” means all issued patents, reissued or reexamined patents, revivals of patents, utility models, certificates of invention, registrations of patents and extensions thereof, regardless of country or formal name, issued by the United States Patent and Trademark Office and any other applicable Governmental Authority.

“Knowledge” means the actual knowledge after reasonable inquiry of such Person (or, if such Person is a corporation or other business entity, the actual knowledge after reasonable inquiry of the Chief Executive Officer and Chief Financial Officer of such Person). For purposes of the foregoing definition, “reasonable inquiry” shall mean (i) a reasonable investigation of documents in the files of the Seller and (ii) reasonable inquiry of those officers and employees of the Seller who have responsibility for the matter as to which a particular representation or warranty relates.

“Law” means, with respect to any Person, any federal, state, local, municipal, foreign or other law (including common law), statutes, regulations, written regulatory guidance, directives, constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling, request or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Leased Real Property” shall have the meaning set forth in Section 4.01(m)(1).

“Letter of Transmittal” shall have the meaning set forth in Section 2.05(a).

“License Agreements” shall have the meaning set forth in Section 4.01(v)(5).

“Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien, or encumbrance.

“Litigation” shall have the meaning set forth in Section 4.01(j).

“Material Adverse Effect” means (i) with respect to Parent or Seller, any effect that, individually or in the aggregate, is both material and adverse to the financial condition, results of operations, assets or business of Parent, or Seller taken as a whole, or (ii) a material adverse effect on the ability of the Parties to consummate the transactions contemplated by this Merger Agreement; provided, however, that to the extent any effect, event, change, development or state of facts is caused by or results from any of the following, it shall not be taken into account in determining whether there has been a “Material Adverse Effect”: (a) changes in applicable Law or interpretations thereof by courts or any Governmental Authority, (b) changes in GAAP, (c) general economic or political conditions, changes in the economy or financial markets generally in the United States and events or conditions generally affecting the industries or markets in which the Seller operates, (d) national or international hostilities, acts of terror or acts of war, (e) the announcement of this Agreement or the identity of Parent (including, in each such case, any loss or threatened loss of, or adverse change in, the relationship of Seller with its customers, suppliers, employees or merchants resulting therefrom or relating thereto, or (f) the occurrence of

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any earthquake or other natural disasters in the United States; but in the case of each of clauses “(a),” “(b)” and “(c)” above, only to the extent such effects, events, changes, developments or states of facts do not, individually or in the aggregate, have a materially disproportionate impact on Seller relative to other Persons in the telecommunications industry.

“Material Contract” means:

(i) any lease of personal property providing for annual rentals of $50,000 or more and each lease for Leased Real Property;

(ii) any Contract pursuant to which any material Propriety Rights which is presently being used by Seller is or has been licensed, sold, assigned or otherwise conveyed or provided to Seller (other than any Contracts for non-customized software that (i) is licensed solely in executable or object code form pursuant to a nonexclusive software license and (ii) is generally available on standard terms);

(iii) any Contract imposing any material restriction on the right or ability of Seller or any of its Affiliates, or, after the Effective Time, the right or ability of Parent or the Surviving Corporation of any of their respective Affiliates (A) to compete in any line of business or with any Person or in any area or which would so limit the freedom of Seller or Parent after the Closing Date (including granting exclusive rights or rights of first refusal to license, market, sell or deliver any of the products or services offered by Seller), (B) to acquire any product or other asset or any services from any other Person, to sell any product or other asset to or perform any services for any other Person or to transact business or deal in any other manner with any other Person (including granting any rights of first refusal), or (C) develop, distribute or license any technology or Proprietary Rights;

(iv) any Contract for the purchase of materials, supplies, goods, services, equipment or other assets providing for annual payments by Seller of $250,000 or more;

(v) any Contract that offers “most favored nation” pricing guarantees;

(vi) any partnership, joint venture or any sharing of revenues, profits, losses, costs or liabilities or any other similar Contract;

(viii) any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) entered into after July 1, 2005 or pursuant to which Seller has any current or future rights or obligations;

(ix) any Contract relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), except any such Contract with an aggregate outstanding principal amount not exceeding $100,000 and which may be prepaid on not more than 30 days’ notice without the payment of any penalty;

(x) any Contract relating to the acquisition, issuance or transfer of any securities (including Seller Options or Seller Warrants outstanding as of the date of this Agreement);

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(xi) any Contract relating to any interest rate, currency or commodity derivatives or hedging transaction;

(xii) any Contract under which (A) any Person has directly or indirectly guaranteed any liabilities or obligations of Seller, or (B) Seller has directly or indirectly guaranteed liabilities or obligations of any other Person (in each case other than endorsements for the purposes of collection in the ordinary course of business);

(xiii) any Contract relating to the creation of any Lien (other than Permitted Liens) with respect to any asset of the Seller;

(xiv) other than employee offer letters in the ordinary course of business, any employment, severance, retention or bonus agreement with any current or former employee, officer, director, advisor or consultant of Seller pursuant to which Seller has any current or future rights or obligations;

(xv) other than purchase orders received in the ordinary course of business, any other Contract (1) not made in the ordinary course of business that is material to Seller; or (2) is not terminable by Seller without penalty on 60 days prior written notice.

“Merger” has the meaning set forth in the Recitals.

“Merger Agreement” has the meaning set forth in the Preamble.

“Merger Consideration” has the meaning set forth in Section 2.02.

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Common Stock” shall have the meaning set forth in Section 2.03(c).

“Money Laundering Laws” shall have the meaning set forth in Section 4.01(bb).

“Net Initial Merger Consideration” shall have the meaning set forth in Section 2.02(c)(7).

“Non-Preference Consideration” shall have the meaning set forth in Section 2.03(a).

“Notice of Objection” shall have the meaning set forth in Section 2.11(b)(1).

“ODS” shall have the meaning set forth in Section 4.01(m)(5).

“Off-Site Equipment” shall have the meaning set forth in Section 4.01(o).

“Option Agreements” means all of the Option Agreements issued under the Seller Stock Plans.

“Option Consideration” shall have the meaning set forth in Section 2.12(b).

“Option Holder Letter of Transmittal” shall have the meaning set forth in Section 2.12(c).

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“Other Debt” shall have the meaning set forth in Section 5.15.

“Parent” has the meaning set forth in the Preamble.

“Parent Entity” shall have the meaning set forth in Section 5.21.

“Parent Indemnitees” shall have the meaning set forth in Section 8.02(a).

“Parent Loss” shall have the meaning set forth in Section 8.02(a).

“Parent Plans” shall have the meaning set forth in Section 5.21.

“Parties” means Parent, Merger Sub, Seller and Stockholders.

“Patent Applications” means all published or unpublished nonprovisional and provisional patent applications and reexamination proceedings.

“Patents” shall mean the Issued Patents and the Patent Applications.

“Paying Agent” shall have the meaning set forth in Section 2.05.

“PBGC” means the Pension Benefit Guaranty Corporation.

“PCBs” shall have the meaning set forth in Section 4.01(m)(5).

“Permits” means all registrations, licenses, certifications and other approvals of Governmental Authorities.

“Permitted Liens” means (i) liens for Taxes not yet due and payable; (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business for amounts which are not delinquent and which are not, individually or in the aggregate, material; (iii) easements or reservations thereof, rights of way, highway and railroad crossings, sewers, electric and other utility lines, telegraph and telephone lines, zoning, building code and other covenants, conditions and restrictions as to the use of the Leased Real Property that do not affect or interfere in a material way with the use of the Leased Real Property by the Seller; and (iv) any and all matters and encumbrances (including fee mortgages or ground leases) affecting the Leased Real Property not created or granted by the Seller but only to the extent that such matters and encumbrances do not materially interfere with the right of the Seller to use any of the Leased Real Property.

“Per Share Amount” shall have the meaning set forth in Section 2.03(a).

“Per Share Class A Non-Preference Consideration” shall have the meaning set forth in Section 2.03(a).

“Per Share Class B Non-Preference Consideration” shall have the meaning set forth in Section 2.03(a).

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“Per Share Common Stock Non-Preference Consideration” shall have the meaning set forth in Section 2.03(a).

“Person” means a corporation, an association, a partnership, a limited liability company, an organization, a business, an individual, a government or a subdivision thereof or a governmental agency.

“PNC Facility” shall have the meaning set forth in Section 5.15.

“Post-Closing Adjustment Amount” shall have the meaning set forth in Section 2.11(c).

“Post-Closing Cash Adjustment Amount” shall have the meaning set forth in Section 2.11(c).

“Pre-Closing Period” shall have the meaning set forth in Section 5.13(a).

“Premises” means Seller’s facility located at 921 Main Street, Monroe, Connecticut 06468.

“Product(s)” means each and all of the products of Seller with respect to the Business, whether currently being distributed, currently under development, or otherwise anticipated to be distributed under any product “road map” of Seller.

“Proprietary Rights” means any of the following which is (1) owned by or licensed to Seller and which are used or held for use primarily in the operation of the Business, or (2) otherwise used in the Business: (a)(i) Issued Patents, (ii) Patent Applications, (iii) Trademarks, fictitious business names and domain name registrations, (iv) Copyrights, (v) Trade Secrets, (vi) all other ideas, inventions, designs, manufacturing and operating specifications, technical data, and other intangible assets, intellectual properties and rights (whether or not appropriate steps have been taken to protect, under applicable Law, such other intangible assets, properties or rights); or (b) any right to use or exploit any of the foregoing.

“Qualified Plan” shall have the meaning set forth in Section 4.01(r)(3).

“Reference Statement” means the audited balance sheet of Seller with respect to the Business as of December 31, 2011, a copy of which is attached hereto as Schedule 2.11(a).

“Reference Working Capital” shall have the meaning set forth in Section 2.11(c).

“Regulatory Approvals” means all approvals and authorizations of, filings and registrations with, and notifications to, any Governmental Authority required for the consummation of the Merger, and for the prevention of any termination of any material right, privilege, license or agreement of either Party or their respective Subsidiaries, if any.

“Releasing Parties” shall have the meaning set forth in Section 5.20.

“Remaining Escrow Amount” means that portion of the Escrow Amount remaining in the Escrow Account at the relevant time.

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“Remaining Representative Fund” shall have the meaning set forth in Section 5.16(c).

“Representative Account” shall have the meaning set forth in Section 5.16(c).

“Representative Fund” shall have the meaning set forth in Section 2.02(c)(5).

“Rights” means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such Person.

“Salary Continuation Agreements” means each of the executive retention agreements listed under “Employment Related Contracts” in Schedule 4.01(p).

“Schedules” means the disclosure schedules attached hereto and made a part hereof.

“Seller” has the meaning set forth in the Preamble.

“Seller Capital Stock” means the Seller Common Stock and the Seller Preferred Stock.

“Seller Common Stock” means the common stock, $0.0001 par value per share, of Seller.

“Seller Parties” shall have the meaning set forth in Section 5.20.

“Seller Plan” shall have the meaning set forth in Section 4.01(r)(1).

“Seller Preferred Stock” means the preferred stock, $0.0001 par value per share, of the Seller, including the Class A Preferred Stock, Class B Preferred Stock and Class C Preferred Stock of the Seller.

“Seller Stockholder Approval” shall have the meaning set forth in Section 4.01(e)(2).

“Seller Stock Option” means each option to purchase shares of Seller Common Stock as disclosed on Schedule 4.01(b).

“Seller Stock Plans” shall have the meaning set forth in Section 2.12(a)(i).

“Seller Warrants” means each warrants to purchase shares of Seller Common Stock as disclosed on Schedule 4.01(b).

“Seller’s Debt Arrangements” shall have the meaning set forth in Section 5.15.

“Seller’s Transaction Expenses” means (i) any fees and disbursements paid or payable to any financial advisor, investment banker, broker or finder in connection with the transactions contemplated by this Merger Agreement, including the fees and disbursements paid or payable by the Seller to Lazard Freres & Co. LLC; (ii) the fees and disbursements paid or payable to legal counsel or accountants and other advisors of the Seller that are paid or payable by the Seller in connection with the Merger or any of the other transactions contemplated by this Agreement;

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(iii) all other miscellaneous out-of-pocket expenses or costs, in each case, incurred by the Seller in connection with the transactions contemplated by this Agreement (including the cost of the D&O “tail” policy referenced in Section 5.14); and (iv) 50% of the fees and costs of the Paying Agent.

“Septic Dispute” means any and all disputes and/or claims related to the failure of the prior septic system and damage to the roof at Seller’s facility located at 921 Main Street, Monroe, Connecticut, between the Seller and 921 Main Street, LLC.

“Service” means the United States Internal Revenue Service.

“Severance Payment Deduction” means all Tax deductions attributable to Severance Payments.

“Severance Payments” shall have the meaning set forth in Section 2.02(c)(3).

“Special Cash Account” means the bank account established by Seller with JPMorgan Chase prior to the Closing in which Seller has deposited $5,700,000.

“Statement of Working Capital” shall have the meaning set forth in Section 2.11(a).

“Stockholder” means any holder of Seller Capital Stock that does not perfect such holder’s dissenters’ rights or appraisal rights and is otherwise entitled to receive Merger Consideration pursuant to Section 2.03(a).

“Stockholder Agreement” means that certain Third Amended and Restated Stockholder Agreement dated as of October 16, 2009.

“Stockholder Indemnitees” shall have the meaning set forth in Section 8.03(a).

“Stockholder Loss” shall have the meaning set forth in Section 8.03(a).

“Stockholder Representative” shall be MMMT Representative, LLC, a Delaware limited liability corporation.

“Straddle Period” shall have the meaning set forth in Section 5.13(a).

“Sub-Debt” shall have the meaning set forth in Section 5.15.

“Subsidiary” means any corporation or other entity, the securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions of such corporation or other entity are at the time directly or indirectly owned or controlled by a Party.

“Superior Proposal” means an Acquisition Proposal on terms that the Seller’s Board of Directors determines in good faith, after consultation with the Seller’s financial and legal advisors, and considering such factors as the Seller Board of Directors considers to be appropriate (including the timing and likelihood of consummation of such proposal, and, in the

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case of an offer for an investment of capital, the future prospects of the Seller in the hands of the Stockholders), are more favorable to the Stockholders than the transactions contemplated by this Merger Agreement.

“Surviving Corporation” means Seller after consummation of the Merger.

“Takeover Laws” shall have the meaning set forth in Section 4.01(e)(3).

“Taxes” means all taxes, charges, fees, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority whether arising before, on or after the Closing Date.

“Tax Returns” shall have the meaning set forth in Section 4.01(i).

“Total Current Assets” shall have the meaning set forth in Section 2.11(d).

“Total Current Liabilities” shall have the meaning set forth in Section 2.11(d).

“Trademarks” means all (i) trademarks, service marks, marks, logos, insignias, designs, names or other symbols, (ii) applications for registration of trademarks, service marks, marks, logos, insignias, designs, names or other symbols, (iii) trademarks, service marks, marks, logos, insignias, designs, names or other symbols for which registrations has been obtained.

“Trade Secrets” means all product specifications, data, know-how, formulae, compositions, processes, designs, sketches, photographs, graphs, drawings, samples, inventions and ideas, research and development, manufacturing or distribution methods and processes, customer lists, current and anticipated customer requirements, price lists, market studies, business plans, computer software and programs (including object code), computer software and database technologies, systems, structures and architectures (and related processes, formulae, composition, improvements, devices, know-how, inventions, discoveries, concepts, ideas, designs, methods and information), and any other information, however documented, that is a trade secret within the meaning of the applicable trade-secret protection Law.

“Transaction Expenses Deduction” means all Tax deductions attributable to payments relating to the Seller’s Transaction Expenses.

“Transfer Act” means the Connecticut Transfer Act, Conn. Gen. Stat §22a-134 et. seq., as amended.

“UFI” shall have the meaning set forth in Section 4.01(m)(5).

“U.S. Export Controls” shall have the meaning set forth in Section 4.01(dd)(1).

“WARN” shall have the meaning set forth in Section 5.13(j).

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“Working Capital” shall have the meaning set forth in Section 2.11(d).

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